UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________
FORM 6-K
_________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2016
Commission file number 1- 33198

_________________________
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40- F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐            No  ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2016

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Revenues (note 8)	286,298	314,054	877,470	890,271
Voyage expenses	(21,495)	(28,166)	(57,427)	(71,399)
Vessel operating expenses (note 8)	(94,008)	(95,172)	(280,121)	(269,560)
Time-charter hire expenses	(18,894)	(18,893)	(53,045)	(36,638)
Depreciation and amortization	(74,159)	(72,827)	(223,138)	(202,625)
General and administrative (notes 8 and 13)	(15,201)	(27,321)	(43,491)	(58,423)
(Write down) and gain on sale of vessels (note 14)	—	—	(43,650)	(14,353)
Restructuring charge (note 7)	(802)	(157)	(2,289)	(292)
Income from vessel operations	61,739	71,518	174,309	236,981

Interest expense (notes 6, 8 and 9)	(35,379)	(33,645)	(104,752)	(89,825)
Interest income	298	153	995	430
Realized and unrealized gains (losses) on derivative instruments (note 9)	20,247	(77,102)	(102,280)	(90,182)
Equity income (loss)	4,937	(7,052)	13,846	6,759
Foreign currency exchange gain (loss) (note 9)	817	(10,257)	(15,108)	(16,640)
Other (expense) income - net (notes 4 and 11d)	(195)	(373)	(21,472)	266
Income (loss) before income tax (expense) recovery	52,464	(56,758)	(54,462)	47,789
Income tax (expense) recovery (note 10)	(1,603)	5,465	2,671	5,654
Net income (loss)	50,861	(51,293)	(51,791)	53,443

Non-controlling interests in net income (loss)	3,161	3,446	7,545	11,082
Dropdown Predecessor's interest in net income (note 3)	—	—	—	10,101
Preferred unitholders' interest in net income (loss) (note 12)	12,386	10,349	33,449	17,859
General Partner’s interest in net income (loss)	706	5,738	(1,857)	15,655
Limited partners' interest in net income (loss)	34,608	(70,826)	(90,928)	(1,254)
Limited partners' interest in net income (loss) for basic net income (loss) per common unit (note 12)	33,782	(70,826)	(108,484)	(1,254)
Limited partner's interest in net income (loss) per common unit
- basic (note 12)	0.24	(0.69)	(0.92)	(0.01)
- diluted (note 12)	0.24	(0.69)	(0.92)	(0.01)
Weighted-average number of common units outstanding:
- basic	139,057,659	102,009,737	118,046,087	95,640,284
- diluted	157,914,277	102,009,737	118,046,087	95,640,284
Cash distributions declared per unit	0.1100	0.5384	0.3300	1.6152
Related party transactions (note 8)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Net income (loss)	50,861	(51,293)	(51,791)	53,443
Other comprehensive loss:
Unrealized gain (loss) on qualifying cash flow hedging instruments (note 9)	2,182	(1,085)	(17,705)	(1,085)
Other comprehensive income (loss)	2,182	(1,085)	(17,705)	(1,085)
Comprehensive income (loss)	53,043	(52,378)	(69,496)	52,358
Non-controlling interests in comprehensive income (loss)	3,161	3,446	7,545	11,082
Dropdown Predecessor's interest in comprehensive income (note 3)	—	—	—	10,101
Preferred unitholders' interest in comprehensive income (loss)	12,386	10,349	33,449	17,859
General and limited partners' interest in comprehensive income (loss)	37,496	(66,173)	(110,490)	13,316
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at September 30, 2016	As at December 31, 2015
	$	$
ASSETS
Current
Cash and cash equivalents	222,872	258,473
Restricted cash (note 9)	31,403	51,431
Accounts receivable, including non-trade of $1,352 (December 31, 2015 - $4,140)	130,716	153,662
Vessels held for sale (note 14)	7,538	55,450
Net investments in direct financing leases - current (note 4b)	5,227	5,936
Prepaid expenses	45,626	34,027
Due from affiliates (note 8c)	88,367	81,271
Other current assets (note 9)	22,377	20,490
Total current assets	554,126	660,740
Restricted cash - long-term (note 9)	15,227	9,089
Vessels and equipment
At cost, less accumulated depreciation of $1,438,887 (December 31, 2015 - $1,230,868)	4,168,926	4,348,535
Advances on newbuilding contracts and conversion costs (notes 11b,11c,11f and 11g)	576,173	395,084
Net investments in direct financing leases (note 4b)	13,725	11,535
Investment in equity accounted joint ventures (notes 11e and 15)	126,835	77,647
Deferred tax asset	34,367	30,050
Other assets (notes 1 and 9)	92,568	82,341
Goodwill	129,145	129,145
Total assets	5,711,092	5,744,166
LIABILITIES AND EQUITY
Current
Accounts payable	13,211	15,899
Accrued liabilities (notes 7, 9 and 13)	155,434	91,065
Deferred revenues	61,091	54,378
Due to affiliates (note 8c)	112,369	304,583
Current portion of derivative instruments (note 9)	50,839	201,456
Current portion of long-term debt (note 6)	528,568	485,069
Current portion of in-process revenue contracts	12,744	12,779
Other current liabilities	6,211	—
Total current liabilities	940,467	1,165,229
Long-term debt (note 6)	2,620,283	2,878,805
Derivative instruments (note 9)	371,216	221,329
Due to affiliates (notes 8b, 8c and 8f)	200,000	—
In-process revenue contracts	53,494	63,026
Other long-term liabilities (note 1)	215,265	192,258
Total liabilities	4,400,725	4,520,647
Commitments and contingencies (notes 6, 9 and 11)
Redeemable non-controlling interest (note 11a)	3,292	3,173
Convertible Preferred Units (12.5 million and 10.4 million units issued and outstanding at September 30, 2016 and December 31, 2015, respectively) (note 12)	270,402	252,498
Equity
Limited partners - common units (143.1 million and 107.0 million units issued and outstanding at September 30, 2016 and December 31, 2015, respectively) (notes 12 and 13)	697,102	629,264
Limited partners - preferred units (11.0 million units issued and outstanding at September 30, 2016 and December 31, 2015) (note 12)	266,925	266,925
General Partner	18,937	17,608
Warrants (note 12)	13,797	—
Accumulated other comprehensive (loss) income	(17,009)	696
Non-controlling interests	56,921	53,355
Total equity	1,036,673	967,848
Total liabilities and total equity	5,711,092	5,744,166

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine months ended September 30,
	2016	2015
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(51,791)	53,443
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 9)	(4,353)	77,421
Equity income, net of dividends received of $3,472 (2015 - $nil)	(10,374)	(6,759)
Depreciation and amortization	223,138	202,625
Write-down and (gain) on sale of vessel (note 14)	43,650	14,353
Deferred income tax recovery (note 10)	(6,013)	(6,399)
Amortization of in-process revenue contracts	(9,567)	(9,533)
Unrealized foreign currency exchange loss and other	43,446	(84,622)
Change in non-cash working capital items related to operating activities	68,277	51,300
Expenditures for dry docking	(22,343)	(8,485)
Net operating cash flow	274,070	283,344
FINANCING ACTIVITIES
Proceeds from long-term debt (note 6)	283,828	547,707
Scheduled repayments of long-term debt (note 6)	(314,653)	(251,646)
Prepayments of long-term debt (note 6)	(197,776)	(83,606)
Debt issuance costs (note 6)	(10,988)	(20,222)
Decrease (increase) in restricted cash (note 9)	13,890	(2,590)
Purchase of Teekay Knarr AS and Knarr L.L.C from Teekay Corporation (net of cash acquired of $14.2 million) (note 3)	—	(112,710)
Proceeds from issuance of common units (note 12)	124,879	9,336
Proceeds from issuance of preferred units and warrants (note 12)	100,000	375,000
Expenses relating to equity offerings	(5,911)	(4,469)
Cash distributions paid by the Partnership	(61,827)	(176,592)
Cash distributions paid by subsidiaries to non-controlling interests	(4,610)	(13,480)
Equity contribution from joint venture partners	750	5,500
Settlement of contingent consideration liability (note 4)	—	(3,303)
Other	—	873
Net financing cash flow	(72,418)	269,798
INVESTING ACTIVITIES
Net expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	(238,349)	(563,260)
Proceeds from sale of vessel and equipment (note 14)	55,450	8,918
Repayment from joint ventures (note 15)	—	5,225
Direct financing lease (investments) payments received	(1,481)	3,639
Investment in equity accounted joint ventures	(52,873)	(8,744)
Net investing cash flow	(237,253)	(554,222)
Decrease in cash and cash equivalents	(35,601)	(1,080)
Cash and cash equivalents, beginning of the period	258,473	252,138
Cash and cash equivalents, end of the period	222,872	251,058
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	Warrants $	General Partner $	Accumulated Other Comprehensive Loss $	Non- controlling Interests $	Total Equity $	Convertible Preferred Units #	Convertible Preferred Units $	Redeemable Non- controlling Interest $
Balance as at December 31, 2015	107,027	629,264	11,000	266,925	—	17,608	696	53,355	967,848	10,438	252,498	3,173
Net loss	—	(90,928)	—	16,125	—	(1,857)	—	7,426	(69,234)	—	17,324	119
Other comprehensive loss (note 9)	—	—	—	—	—	—	(17,705)	—	(17,705)	—	—	—
Cash distributions	—	(34,472)	—	(16,125)	—	(480)	—	—	(51,077)	—	(10,750)	—
Payment-in-kind distributions (note 12)	1,959	6,037	—	—	—	(309)	—	—	5,728	—	(5,728)	—
Distribution to non-controlling interests	—	—	—	—	—	—	—	(4,610)	(4,610)	—	—	—
Contribution of capital from joint venture partner	—	—	—	—	—	—	—	750	750	—	—	—
Contribution of capital from Teekay Corporation (note 8g)	—	1,791	—	—	—	37	—	—	1,828	—	—	—
Proceeds from equity offerings, net of offering costs (note 12)	25,648	118,555	—	—	13,797	2,629	—	—	134,981	4,000	83,453	—
Conversion of Convertible Preferred Units (note 12)	8,324	46,282	—	—	—	889	—	—	47,171	(1,921)	(46,429)	—
Exchange of Convertible Preferred Units (note 12)	—	20,231	—	—	—	413	—	—	20,644	—	(20,644)	—
Equity based compensation and other (note 13)	101	342	—	—	—	7	—	—	349	—	678	—
Balance as at September 30, 2016	143,059	697,102	11,000	266,925	13,797	18,937	(17,009)	56,921	1,036,673	12,517	270,402	3,292
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor (see note 3) (collectively, the Partnership).

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2015, which are included in the Partnership’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 18, 2016. In the opinion of management of the Partnership’s general partner, Teekay Offshore GP L.L.C. (or the general partner), these interim unaudited consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the Partnership’s vessels and the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. Intercompany balances and transactions have been eliminated upon consolidation.

Vessels and equipment

The Partnership considers its shuttle tankers to be comprised of two components: i) a conventional tanker (or the tanker component) and ii) specialized shuttle equipment (or the shuttle component). The Partnership differentiates these two components on the principle that a shuttle tanker can also operate as a conventional tanker without the use of the shuttle component. The economics of this alternate use depend on the supply and demand fundamentals in the two segments. Historically, the useful life of both components was assessed as 25 years commencing from the date the vessel is delivered from the shipyard. During the nine months ended September 30, 2016, the Partnership has considered factors related to the ongoing use of the shuttle component and has reassessed the useful life as being 20 years based on the challenges associated with adverse market conditions in the energy sector and other long term factors associated with the global oil industry. This change in estimate, commencing January 1, 2016, impacts the entire fleet of its shuttle tanker vessels. Separately, the Partnership has reviewed the depreciation of the tanker component for eight vessels in its fleet that are 17 years of age or older. Based on the Partnership’s expected operating plan for these vessels, the Partnership has reassessed the estimated useful life of the tanker component for these vessels as 20 years commencing January 1, 2016. As market conditions evolve, the Partnership will continue to monitor the useful life of the tanker component for other vessels within the shuttle tanker segment. The effect of these changes in estimates was an increase in depreciation and amortization expense and a decrease in net income by $7.4 million, or a decrease of $0.05 per basic and diluted common unit, for the three months ended September 30, 2016, and an increase in depreciation and amortization expense and net loss by $21.9 million, or $0.19 per basic and diluted common unit, for the nine months ended September 30, 2016.

Asset retirement obligation

The Partnership has an asset retirement obligation (or ARO) relating to the sub-sea mooring and riser system associated with the Gina Krog FSO unit expected to commence operations in the North Sea in early-2017 (see note 11b). This obligation involves the costs associated with the restoration of the environment surrounding the facility and removal of all equipment, which are subsequently to be reimbursed by the charterer. This obligation is expected to be settled at the end of the contract under which the FSO unit is expected to operate, which is a three-year time-charter contract which includes 12 additional one-year extension options.

The Partnership records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Partnership’s credit-adjusted risk-free interest rate. When the liability is recorded, and as the ARO will be covered by contractual payments to be received from the charterer, the Partnership records a separate receivable concurrently with the ARO being created. Each period, the liability is increased for the change in its present value. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability. As at September 30, 2016, the ARO and associated receivable, which is recorded in other long-term liabilities and other non-current assets, respectively, were both $21.3 million.

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Partnership January 1, 2018 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership is evaluating the effect of adopting this new accounting guidance.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for the Partnership January 1, 2019 with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership is evaluating the effect of adopting this new accounting guidance.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for the Partnership January 1, 2017 with early adoption permitted. The Partnership expects the impact of adopting this new accounting guidance will be a change in presentation of cash payments for tax withholdings on share settled equity awards from an operating cash outflow to a financing cash outflow on the Partnership's statement of cash flows.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. This update is effective for the Partnership January 1, 2018, with a retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

3.	Dropdown Predecessor

On July 1, 2015, the Partnership acquired from Teekay Corporation, which controls the Partnership, Teekay Corporation's 100% interest in Teekay Knarr AS and Knarr L.L.C. (referred to herein as the Dropdown Predecessor). The purchase price of $529.4 million that the Partnership paid for the acquisition was based on a $1.26 billion fully built-up cost of the Petrojarl Knarr, a floating, production, storage and offloading (or FPSO) unit owned by the Dropdown Predecessor, and consisted of actual costs incurred for construction and mobilization of the unit less cash generated from operations between March 9, 2015 and July 1, 2015, plus $14.5 million of working capital of the Dropdown Predecessor less $745.1 million of assumed debt. The purchase price was primarily financed with a $492.0 million convertible promissory note issued to Teekay Corporation. The convertible promissory note was due in full on July 1, 2016, bearing interest at an annual rate of 6.5% on the outstanding principal balance; however, the promissory note was refinanced on July 1, 2016, with a two-year promissory note to Teekay Corporation (see note 8f). The Partnership paid $35.0 million of the remaining $37.4 million of the purchase price in cash to Teekay Corporation upon the acquisition of the Dropdown Predecessor. During July 2015, $300.0 million of the convertible promissory note was converted into 14.4 million common units of the Partnership and the Partnership repaid an additional $92.0 million of the convertible promissory note. Concurrently with the conversion of the promissory note, Teekay Corporation contributed $6.1 million to the Partnership to maintain its 2% general partner interest. The Petrojarl Knarr operates on the Knarr oil and gas field in the North Sea under a six-year fixed-rate charter contract, plus extension options, with Royal Dutch Shell Plc, as the operator.

The $103.3 million excess of the purchase price over Teekay Corporation’s carrying value of the Dropdown Predecessor was accounted for as an equity distribution to Teekay Corporation. In addition, the acquisition of the Dropdown Predecessor has been accounted for as if the acquisition occurred on March 9, 2015, the date that the Partnership and the Petrojarl Knarr FPSO were both under the common control of Teekay Corporation and had begun operations.

As a result, the Partnership’s financial statements prior to the Partnership’s July 1, 2015 acquisition of the Dropdown Predecessor were retroactively adjusted to include the financial results of the Dropdown Predecessor as if the Partnership had acquired the FPSO on March 9, 2015. This had the effect of increasing the Partnership’s revenues by $nil and $69.5 million, respectively, and net income by $nil and $10.1 million, respectively, for the three and nine months ended September 30, 2015.

4.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2015. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

		September 30, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	269,502	269,502	318,993	318,993
Logitel contingent consideration (see below)	Level 3	—	—	(14,830)	(14,830)
Derivative instruments (note 9)
Interest rate swap agreements	Level 2	(309,003)	(309,003)	(235,998)	(235,998)
Cross currency swap agreements	Level 2	(125,258)	(125,258)	(183,327)	(183,327)
Foreign currency forward contracts	Level 2	1,429	1,429	(11,509)	(11,509)

Non-Recurring:
Vessels held for sale (note 14)	Level 2	—	—	55,450	55,450
Vessels and equipment (note 14)	Level 2	—	—	100,600	100,600

Other:
Long-term debt - public (note 6)	Level 1	(592,464)	(512,064)	(620,746)	(473,729)
Long-term debt - non-public (note 6)	Level 2	(2,556,387)	(2,476,960)	(2,743,128)	(2,783,597)
Contingent consideration liability – In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel), a Norway-based company focused on high-end Units for Maintenance and Safety (or UMS), from Cefront Technology AS (or Cefront) for $4.0 million. The Partnership paid the purchase price in cash at closing, plus a commitment to pay an additional amount of up to $27.6 million, depending on certain performance criteria.

During the second quarter of 2016, the Partnership canceled the UMS construction contracts for its two remaining UMS newbuildings. This is expected to eliminate any future purchase price contingent consideration payments. Consequently, the contingent liability was reversed in the second quarter of 2016. The gain associated with this reversal is included in Other (expense) income - net on the Partnership's consolidated statements of loss for the nine months ended September 30, 2016.

Changes in the estimated fair value of the Partnership’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the three and nine months ended September 30, 2016 and 2015 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	Asset (Liability)		Asset (Liability)
	$	$	$	$
Balance at beginning of period	—	(15,292)	(14,830)	(21,448)
Acquisition of Logitel	—	—	—	2,569
Settlement of liability	—	—	—	3,540
Gain (loss) included in Other (expense) income - net	—	(253)	14,830	(206)
Balance at end of period	—	(15,545)	—	(15,545)

b)	Financing Receivables
The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Credit Quality Indicator	Grade	September 30, 2016	December 31, 2015
			$	$
Direct financing leases	Payment activity	Performing	18,952	17,471

5.	Segment Reporting
The following tables include results for the Partnership’s FPSO unit segment; shuttle tanker segment; floating storage and off-take (or FSO) unit segment; UMS segment; towage segment; and conventional tanker segment for the periods presented in these consolidated financial statements.

Three Months Ended September 30, 2016	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
Revenues	121,294	128,482	14,251	13,395	5,345	3,531	286,298
Voyage expenses	—	(18,898)	(96)	—	(2,440)	(61)	(21,495)
Vessel operating expenses	(42,353)	(33,062)	(6,056)	(8,331)	(4,206)	—	(94,008)
Time-charter hire expenses	—	(14,723)	—	—	—	(4,171)	(18,894)
Depreciation and amortization	(37,180)	(30,166)	(2,205)	(1,647)	(2,961)	—	(74,159)
General and administrative (1)	(10,235)	(1,147)	(230)	(2,640)	(859)	(90)	(15,201)
Restructuring charge	(597)	(205)	—	—	—	—	(802)
Income (loss) from vessel operations	30,929	30,281	5,664	777	(5,121)	(791)	61,739

Three Months Ended September 30, 2015	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
Revenues	137,888	131,381	14,234	11,737	10,808	8,006	314,054
Voyage expenses	—	(22,844)	(217)	—	(4,340)	(765)	(28,166)
Vessel operating expenses	(47,542)	(28,814)	(6,511)	(5,976)	(4,709)	(1,620)	(95,172)
Time-charter hire expenses	—	(18,893)	—	—	—	—	(18,893)
Depreciation and amortization	(38,051)	(25,362)	(3,295)	(1,677)	(2,766)	(1,676)	(72,827)
General and administrative (1)(2)	(17,600)	(4,162)	(183)	(2,558)	(2,670)	(148)	(27,321)
Restructuring charge	—	(157)	—	—	—	—	(157)
Income (loss) from vessel operations	34,695	31,149	4,028	1,526	(3,677)	3,797	71,518

Nine Months Ended September 30, 2016	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
Revenues (3)	378,793	380,505	42,403	30,612	28,158	16,999	877,470
Voyage expenses	—	(45,409)	(431)	—	(10,239)	(1,348)	(57,427)
Vessel operating expenses	(130,632)	(91,735)	(17,724)	(25,576)	(13,015)	(1,439)	(280,121)
Time-charter hire expenses	—	(44,298)	—	—	—	(8,747)	(53,045)
Depreciation and amortization	(111,998)	(90,903)	(6,586)	(5,037)	(8,614)	—	(223,138)
General and administrative (1)	(27,126)	(8,975)	(612)	(4,166)	(2,350)	(262)	(43,491)
Write down of vessels	—	—	—	(43,650)	—	—	(43,650)
Restructuring charge	(2,084)	(205)	—	—	—	—	(2,289)
Income (loss) from vessel operations	106,953	98,980	17,050	(47,817)	(6,060)	5,203	174,309

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Nine Months Ended September 30, 2015	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
Revenues	377,885	402,370	42,885	15,423	27,395	24,313	890,271
Voyage expenses	—	(61,349)	(438)	—	(7,632)	(1,980)	(71,399)
Vessel operating expenses	(134,752)	(94,250)	(19,791)	(7,102)	(9,157)	(4,508)	(269,560)
Time-charter hire expenses	—	(35,976)	—	—	(662)	—	(36,638)
Depreciation and amortization	(100,319)	(80,524)	(9,191)	(2,078)	(5,488)	(5,025)	(202,625)
General and administrative (1)(2)	(29,433)	(19,349)	(1,213)	(3,704)	(3,817)	(907)	(58,423)
(Write down) and gain on sale of vessels	—	(13,853)	—	(500)	—	—	(14,353)
Restructuring charge	—	(292)	—	—	—	—	(292)
Income from vessel operations	113,381	96,777	12,252	2,039	639	11,893	236,981

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)
General and administrative expenses for the three and nine months ended September 30, 2015 includes business development fees of $9.7 million, $2.2 million and $2.0 million to Teekay Corporation in connection with the acquisition of the Petrojarl Knarr FPSO Unit in the FPSO segment, six long-distance towing and offshore installation vessels in the towage segment, and the Arendal Spirit UMS in the UMS segment, respectively (see notes 3 and 8b).

(3)
Revenues includes a $4.0 million early termination fee received from Teekay Corporation during the nine months ended September 30, 2016, which is included in the Partnership's conventional tanker segment (see notes 8a and 14).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	September 30, 2016	December 31, 2015
	$	$
FPSO segment	2,715,893	2,717,193
Shuttle tanker segment	1,677,203	1,732,769
FSO segment	398,658	281,776
UMS segment	224,311	267,935
Towage segment	381,735	309,009
Conventional tanker segment	14,336	63,900
Unallocated:
Cash and cash equivalents and restricted cash	269,502	318,993
Other assets	29,454	52,591
Consolidated total assets	5,711,092	5,744,166
6.Long-Term Debt

	September 30, 2016	December 31, 2015
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2019	178,949	429,279
Norwegian Kroner Bonds due through 2019	300,578	327,941
U.S. Dollar-denominated Term Loans due through 2018	116,967	129,133
U.S. Dollar-denominated Term Loans due through 2028	2,135,135	2,037,766
U.S. Dollar Non-Public Bonds due through 2024	174,839	202,449
U.S. Dollar Bonds due through 2019	300,000	300,000
Total principal	3,206,468	3,426,568
Less debt issuance costs and other	(57,617)	(62,694)
Total debt	3,148,851	3,363,874
Less current portion	(528,568)	(485,069)
Long-term portion	2,620,283	2,878,805

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

As at September 30, 2016, the Partnership had five revolving credit facilities, which, as at such date, provided for total borrowings of up to $354.1 million, of which $175.2 million was undrawn. The total amount available under the revolving credit facilities reduces by $29.0 million (remainder of 2016), $166.7 million (2017), $115.4 million (2018) and $43.0 million (2019). Four of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain an amount equal to the greater of a minimum amount of liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. One revolving credit facility is guaranteed by Teekay Corporation and contains a covenant that requires Teekay Corporation to maintain an amount equal to the greater of a minimum amount of liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 21 of the Partnership’s vessels, together with other related security. The Partnership has guaranteed $338.5 million of these revolvers, of which $163.3 million was drawn as at September 30, 2016, and Teekay Corporation has guaranteed $15.6 million which was fully drawn as at September 30, 2016.

In January 2014, the Partnership issued Norwegian Kroner (or NOK) 1,000 million in senior unsecured bonds that mature in January 2019 in the Norwegian bond market. As of September 30, 2016, the carrying amount of the bonds was $125.2 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. During the nine months ended September 30, 2016, the Partnership amended its existing cross currency rate swaps to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 7.45%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see note 9).

In January 2013, the Partnership issued NOK 1,300 million in senior unsecured bonds in the Norwegian bond market. The bonds were issued in two tranches, of which one tranche matured and was paid in January 2016 (NOK 500 million) and the remaining tranche which was originally scheduled to mature in January 2018 (NOK 800 million). In June 2016, the terms of the remaining tranche were amended such that NOK 160 million is now repayable in January 2018 with the remaining balance of NOK 640 million repayable in December 2018 at 103% of the amount outstanding. In addition, the Partnership was granted an option, exercisable at any time, to prepay the bonds in amounts ranging from 101% to 103% of the amount of bonds outstanding depending on the timing of settlement. The bonds are listed on the Oslo Stock Exchange. Interest payments previously were based on NIBOR plus a margin of 4.75%; however, under the June 2016 amended bond agreement, interest payments have increased to NIBOR plus a margin of 5.75%. As at September 30, 2016, the carrying amount of the remaining bonds was $100.2 million. The Partnership also amended its existing cross currency rate swaps to swap all interest and principal payments into U.S. Dollars, with interest payments fixed at a rate of 7.58% and the transfer of the principal amount fixed at $28.7 million in exchange for NOK 160 million on the tranche maturing in January 2018 and $118.3 million in exchange for NOK 659 million on the tranche maturing in December 2018 (see note 9). The Partnership recorded a $32.6 million realized foreign currency exchange gain on the payment of the NOK 500 million tranche that matured in January 2016 and a corresponding $32.6 million realized loss on the maturing cross currency swap for the nine months ended September 30, 2016, both of which are included in foreign currency exchange loss on the Partnership’s consolidated statement of loss for the nine months ended September 30, 2016.

In January 2012, the Partnership issued NOK 600 million in senior unsecured bonds that were originally scheduled to mature in January 2017 in the Norwegian bond market. In June 2016, the terms of these bonds were amended such that NOK 180 million was repaid in October 2016, NOK 180 million is repayable in October 2017 and NOK 240 million is repayable in November 2018 at 103% of the amount outstanding. In addition, the Partnership was granted an option, exercisable at any time, to prepay the bonds in amounts ranging from 101% to 103% of the amount of bonds outstanding depending on the timing of settlement. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. As at September 30, 2016, the carrying amount of the bonds was $75.1 million. The Partnership also amended its existing cross currency rate swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 8.84%, and the transfer of the principal amount fixed at $30.4 million in exchange for NOK 180 million on the tranche matured in October 2016, $30.4 million in exchange for NOK 180 million on the tranche maturing in October 2017 and $41.8 million in exchange for NOK 247 million on the tranche maturing in November 2018 (see note 9).

As at September 30, 2016, three of the Partnership’s 50%-owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $117.0 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the three shuttle tankers to which the loans relate, together with other related security. As at September 30, 2016, the Partnership had guaranteed $26.6 million of these term loans, which represents its 50% share of the outstanding term loans of two of these 50%-owned subsidiaries. The other owner and Teekay Corporation have guaranteed $58.5 million and $31.9 million, respectively.

As at September 30, 2016, the Partnership had term loans outstanding for six shuttle tankers, for three East Coast of Canada shuttle tanker newbuildings, for the Suksan Salamander and Gina Krog FSO units, for four FPSO units, for ten towing and offshore installation vessels and vessel newbuildings, and for the Arendal Spirit UMS, which totaled $2.1 billion in the aggregate. For the term loans for two shuttle tankers, one tranche reduces in semi-annual payments while another tranche correspondingly is drawn up every six months with final bullet payments of $29.0 million due in 2022 and $29.1 million due in 2023, respectively. The other term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2028 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at September 30, 2016, the Partnership had guaranteed $1.8 billion of these term loans and Teekay Corporation had guaranteed $316.8 million.

In February 2015, the Partnership issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As of September 30, 2016, the carrying amount of the bonds was $25.4 million. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by a first-priority mortgage on the Dampier Spirit FSO unit, together with other related security, and are guaranteed by the Partnership.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

In September 2013 and November 2013, the Partnership issued, in a U.S. private placement, a total of $174.2 million of ten-year senior bonds that mature in December 2023, to finance the Bossa Nova Spirit and Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. The Partnership makes semi-annual repayments on the bonds and as of September 30, 2016, the carrying amount of the bonds was $149.4 million.

In May 2014, the Partnership issued $300.0 million five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of September 30, 2016, the carrying amount of the bonds was $300.0 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.00%.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins, except for $58.3 million of one tranche of the term loan for the ALP newbuilding towing and offshore installation vessels, which is fixed at 2.93%. At September 30, 2016 and December 31, 2015, the margins ranged between 0.30% and 4.00%, and 0.30% and 3.25%, respectively. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at September 30, 2016 was 3.1% (December 31, 2015 - 2.9%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 9).

The aggregate annual long-term debt principal repayments required to be made subsequent to September 30, 2016 are $106.1 million (remainder of 2016), $537.1 million (2017), $643.7 million (2018), $781.5 million (2019), $273.3 million (2020), and $864.8 million (thereafter).

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has two revolving credit facilities, of which one revolving credit facility was undrawn as at September 30, 2016, and five term loans that require the Partnership to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations complied by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Partnership to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Partnership's option. As at September 30, 2016, these ratios were estimated to range from 116% to 352% and exceeded the minimum ratios required. The vessel values used in calculating these ratios are the appraised values prepared by the Partnership based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS or FPSO markets could negatively affect these ratios.

Please read Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Liquidity and Capital Needs for a description of certain covenants contained in the Partnership’s credit facilities and loan agreements. As at September 30, 2016, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.

7. Restructuring Charge

During the three and nine months ended September 30, 2016, the Partnership recognized restructuring charges of $0.8 million and $2.3 million, respectively, mainly relating to the reorganization of the Partnership’s FPSO business to create better alignment with the Partnership’s offshore operations, resulting in a lower cost organization going forward. The Partnership expects to incur a total of $2.6 million of restructuring charges under this plan and the reorganization is expected to be completed in early-2017.

As of September 30, 2016, restructuring liabilities of $1.4 million were recorded in accrued liabilities on the consolidated balance sheet.

8. Related Party Transactions and Balances

a)
During the three months ended September 30, 2016, two shuttle tankers and three FSO units of the Partnership were employed on bareboat contracts with subsidiaries of Teekay Corporation. During the nine months ended September 30, 2016, one conventional tanker, two shuttle tankers and three FSO units of the Partnership were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation. In the first quarter of 2016, the Partnership terminated the long-term time-charter-out contract under which the one conventional tanker was employed with a subsidiary of Teekay Corporation. The Partnership concurrently received an early termination fee from Teekay Corporation of $4.0 million (see note 14), which is recorded in revenue on the consolidated statement of loss for the nine months ended September 30, 2016.

b)
Teekay Corporation and its wholly-owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative service needs. In addition, the Partnership reimburses the general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Revenues (1)	13,733	17,591	38,651	52,410
Vessel operating expenses (2)	(8,889)	(9,821)	(26,951)	(29,671)
General and administrative (3)(4)	(7,469)	(22,928)	(22,817)	(38,990)
Interest expense (5)(6)(7)(8)	(6,927)	(3,136)	(15,409)	(3,359)

_______________

(1)
Includes revenue from time-charter-out or bareboat contracts with subsidiaries or affiliates of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation, and an early termination fee received by the Partnership from Teekay Corporation (see note 14).

(2)	Includes ship management and crew training services provided by Teekay Corporation.

(3)
Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and the general partner for costs incurred on the Partnership’s behalf.

(4)
Includes business development fees of $9.7 million, $2.2 million and $2.0 million to Teekay Corporation in connection with the acquisition of the Petrojarl Knarr FPSO unit, six long-distance towing and offshore installation vessels, and the Arendal Spirit UMS, respectively, during the three and nine months ended September 30, 2015.

(5)
Includes guarantee fees related to the final bullet payment of the Piranema Spirit FPSO debt facility and for the Partnership's liabilities associated with the long-term debt financing relating to the East Coast of Canada shuttle tanker newbuildings and certain of the Partnerships interest rate swaps and cross currency swaps (see note 8g).

(6)
Includes interest expense of $3.2 million for the nine months ended September 30, 2016 incurred on the convertible promissory note issued to Teekay Corporation in connection with the financing of the acquisition of the Dropdown Predecessor (see note 3) bearing interest at an annual rate of 6.50% on the outstanding principal balance. The outstanding principal balance of $100.0 million, together with accrued interest, was payable in full on July 1, 2016; however, this convertible promissory note was refinanced on July 1, 2016 (see note 8f). The outstanding principal balance of this convertible promissory note was $nil as at September 30, 2016.

(7)
Includes interest expense of $5.0 million for the nine months ended September 30, 2016, incurred on a $100.0 million six month loan made by Teekay Corporation to the Partnership on January 1, 2016, bearing interest at an annual rate of 10.00% on the outstanding principal balance. The outstanding principal balance, together with accrued interest, was payable in full on July 1, 2016; however, this loan was refinanced on July 1, 2016 (see note 8f). The outstanding principal balance of this loan was $nil as at September 30, 2016.

(8)
Includes interest expense of $5.0 million for the three and nine months ended September 30, 2016, incurred on a $200.0 million subordinated promissory note issued to Teekay Corporation effective July 1, 2016 (see note 8f). The subordinated promissory note bears interest at an annual rate of 10.00% on the outstanding principal balance, which as at September 30, 2016, was $200.0 million. The outstanding principal balance, together with accrued interest, is payable in full on January 1, 2019.

c)
At September 30, 2016, due from affiliates totaled $88.4 million (December 31, 2015 - $81.3 million) and due to affiliates totaled $312.4 million (December 31, 2015 - $304.6 million). Amounts due to and from affiliates, other than the $200.0 million subordinated promissory note to Teekay Corporation (see b(8) above and note 8f), are non-interest bearing and unsecured, and all Current due to and from affiliates balances are expected to be settled within the next fiscal year in the normal course of operations or from financings.

d)
In May 2013, the Partnership entered into an agreement with Statoil ASA (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that is being converted from the Randgrid shuttle tanker, which commenced its conversion during the second quarter of 2015. The Partnership received project management and engineering services from certain subsidiaries of Teekay Corporation relating to this FSO unit conversion. These costs are capitalized and included as part of advances on newbuilding contracts and will be reclassified to vessels and equipment upon completion of the conversion in early-2017. Project management and engineering costs paid to Teekay Corporation subsidiaries amounted to $11.9 million up to September 30, 2016.

e)
On July 1, 2015 the Partnership acquired from Teekay Corporation its 100% interest in the Dropdown Predecessor, which owns the Petrojarl Knarr FPSO unit, which operates on the Knarr Field in the North Sea, for an equity purchase price of $529.4 million (see note 3).

f)
In May 2016, the Partnership agreed to issue a $200.0 million subordinated promissory note to Teekay Corporation effective July 1, 2016, to refinance the $100.0 million outstanding balance on the convertible promissory note in connection with the financing of the Dropdown Predecessor (see b(6) above) and the $100.0 million six-month loan issued by Teekay Corporation to the Partnership in January 2016 (see b(7) above), both due July 1, 2016. The subordinated promissory note bears interest at an annual rate of 10.00% on the outstanding principal balance, which is payable quarterly and, of which (a) 5.00% is payable in cash and (b) 5.00% is payable in common units of the Partnership, or in cash, at the election of Teekay Corporation. If the Partnership elects to pay cash for such second 5.00% of interest, the Partnership must raise at least an equal amount of cash proceeds from the issuance of common units in advance of or within six months of the applicable interest payment date. The outstanding principal balance of the subordinated promissory note, together with accrued interest, is payable in full on January 1, 2019.

g)
In June 2016, as part of various other financing initiatives, Teekay Corporation agreed to provide financial guarantees for the Partnership's liabilities associated with the long-term debt financing relating to the East Coast of Canada newbuilding shuttle tankers until their deliveries, which are expected to be in the third quarter of 2017 through the first half of 2018 (see note 11g), and for certain of the Partnerships

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

interest rate swaps and cross currency swaps until early-2019. The guarantees cover liabilities totaling up to a maximum amount of $495 million. During the three and nine months ended September 30, 2016, a guarantee fee of $1.8 million was recognized in interest expense on the Partnership's consolidated statements of income (loss), which represents the estimated fee a third party would charge to provide such financial guarantees. The guarantee fee was accounted for as an equity contribution by Teekay Corporation in the Partnership's consolidated statement of changes in total equity as Teekay Corporation has provided such financial guarantees at no cost to the Partnership.
9. Derivative Instruments and Hedging Activities

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the nine months ended September 30, 2016 as cash flow hedges.

As at September 30, 2016, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge	Average Forward Rate (1)	Expected Maturity
				2016	2017
				(in thousands of U.S. Dollars)
Norwegian Kroner	371,000	1,412	8.23	12,875	32,214
Euro	2,250	85	0.92	2,447	—
Singapore Dollar	14,026	(68)	1.35	10,361	—
		1,429		25,683	32,214
(1)Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
In connection with its issuance of NOK bonds, the Partnership entered into cross currency swaps pursuant to which it receives the principal amounts of the bonds in NOK on the repayment and maturity dates, in exchange for payments of fixed U.S. Dollar amounts. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and repayments of principal amounts of the Partnership’s NOK bonds with maturity dates from 2018 to 2019 (see note 6). In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds. As at September 30, 2016, the Partnership was committed to the following cross currency swaps:

Notional Amount NOK (thousands)	Principal Amount USD (thousands)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability) $	Remaining Term (years)
		Reference Rate	Margin

600,000 (1)(2)	101,351	NIBOR	5.75%	8.84%	(30,393)	2.2
800,000 (1)(3)	143,536	NIBOR	5.75%	7.58%	(48,454)	2.3
1,000,000	162,200	NIBOR	4.25%	7.45%	(46,411)	2.3
					(125,258)
(1) Notional amount reduces equally with NOK bond repayments (see note 6).

(2)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million (see note 6).
(3) Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million (see note 6).

Interest Rate Risk
The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt.
As at September 30, 2016, the Partnership was committed to the following interest rate swap agreements:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	950,000	(210,365)	5.2	4.0
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	1,246,849	(98,638)	5.1	2.7
		2,196,849	(309,003)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at September 30, 2016, ranged between 0.30% and 4.00%

(2)	Notional amount remains constant over the term of the swap.

(3)	Principal amount reduces quarterly or semi-annually.
For the periods indicated, the following table presents the effective and ineffective portion of losses on interest rate swap agreements designated and qualifying as cash flow hedges. The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity accounted joint ventures.

Three Months Ended September 30, 2016				Three Months Ended September 30, 2015
Effective	Effective			Effective	Effective
Portion	Portion			Portion	Portion
Recognized	Reclassified	Ineffective		Recognized	Reclassified	Ineffective
in AOCI (1)	from AOCI (2)	Portion (3)		in AOCI (1)	from AOCI (2)	Portion (3)
640	—	126	Interest expense	(1,085)	—	(1,058)	Interest expense
640	—	126		(1,085)	—	(1,058)

Nine Months Ended September 30, 2016				Nine Months Ended September 30, 2015
Effective	Effective			Effective	Effective
Portion	Portion			Portion	Portion
Recognized	Reclassified	Ineffective		Recognized	Reclassified	Ineffective
in AOCI (1)	from AOCI (2)	Portion (3)		in AOCI (1)	from AOCI (2)	Portion (3)
(3,870)	—	984	Interest expense	(1,085)	—	(1,058)	Interest expense
(3,870)	—	984		(1,085)	—	(1,058)

(1)	Effective portion of designated and qualifying cash flow hedges recognized in accumulated other comprehensive income (loss) (or AOCI).

(2)	Effective portion of designated and qualifying cash flow hedges recorded in AOCI during the term of the hedging relationship and reclassified to earnings.

(3)	Ineffective portion of designated and qualifying cash flow hedges.
As at September 30, 2016, the Partnership had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts governed by the same master agreement. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Partnership’s consolidated balance sheets. As at September 30, 2016, these derivatives had an aggregate fair value asset amount of $1.9 million and an aggregate fair value liability amount of $235.7 million (December 31, 2015 - an aggregate fair value asset amount of $nil and an aggregate fair liability amount of $360.6 million). As at September 30, 2016, the Partnership had $21.9 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements (December 31, 2015 - $60.5 million). The deposit is presented in Restricted cash and Restricted cash - long-term on the consolidated balance sheets.

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Other Current Assets $	Other Assets $	Accrued Liabilities $	Current Portion of Derivative Liabilities $	Derivative Liabilities $
As at September 30, 2016
Foreign currency contracts	1,661	256	—	(488)	—
Cross currency swaps	—	—	(2,403)	(17,747)	(105,108)
Interest rate swaps	—	100	(10,391)	(32,604)	(266,108)
	1,661	356	(12,794)	(50,839)	(371,216)
As at
As at December 31, 2015
Foreign currency contracts	80	—	—	(10,266)	(1,323)
Cross currency swaps	—	—	(2,196)	(42,878)	(138,253)
Interest rate swaps	—	1,894	(7,827)	(148,312)	(81,753)
	80	1,894	(10,023)	(201,456)	(221,329)
Total realized and unrealized gains (losses) on interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized gains (losses) on derivative instruments in the consolidated statements of income (loss). The effect of the gains (losses) on these derivatives in the consolidated statements of income (loss) for the three and nine months ended September 30, 2016 and 2015 is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Realized losses on derivative instruments
Interest rate swap termination	—	(10,876)	—	(10,876)
Interest rate swaps	(13,507)	(15,857)	(40,989)	(45,378)
Foreign currency forward contracts	(1,764)	(4,064)	(6,384)	(9,890)
	(15,271)	(30,797)	(47,373)	(66,144)
Unrealized gains (losses) on derivative instruments
Interest rate swaps	31,894	(43,453)	(67,845)	(22,303)
Foreign currency forward contracts	3,624	(2,852)	12,938	(1,735)
	35,518	(46,305)	(54,907)	(24,038)
Total realized and unrealized gains (losses) on derivative instruments	20,247	(77,102)	(102,280)	(90,182)
Realized and unrealized gains (losses) on cross currency swaps are recognized in earnings and reported in foreign currency exchange gain (loss) in the consolidated statements of income (loss). The effect of the gains (losses) on cross currency swaps in the consolidated statements of income (loss) for the three and nine months ended September 30, 2016 and 2015 is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Realized losses	(3,330)	(2,840)	(41,276)	(7,173)
Unrealized gains (losses)	19,803	(32,649)	58,276	(52,325)
Total realized and unrealized gains (losses) on cross currency swaps	16,473	(35,489)	17,000	(59,498)
The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
10.    Income Tax

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

The components of the provision for income tax are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Current	(2,180)	(119)	(3,342)	(745)
Deferred	577	5,584	6,013	6,399
Income tax (expense) recovery	(1,603)	5,465	2,671	5,654
11.    Commitments and Contingencies

a)
During 2010, an unrelated party contributed a shuttle tanker to a subsidiary of the Partnership for a 33% equity interest in the subsidiary. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at September 30, 2016.

b)
In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the Randgrid shuttle tanker, which the Partnership purchased in August 2015 from a 67%-owned subsidiary. The FSO conversion project is expected to cost approximately $305 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization. As at September 30, 2016, payments made towards this commitment totaled $223.6 million and the remaining payments required to be made are $44.4 million (remainder of 2016) and $37.0 million (2017). Following scheduled completion of the conversion in early-2017, the FSO unit will commence operations under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension options. The Partnership secured a long-term debt facility providing total borrowings up to $230 million in December 2015, of which $65.5 million was undrawn as at September 30, 2016.

c)
In March 2014, the Partnership acquired 100% of the shares of ALP, a Netherlands-based provider of long-distance ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling offshore installation vessel newbuildings. These vessels will be equipped with dynamic positioning capability. One vessel was delivered to the Partnership during September 2016 and the remaining three vessel newbuildings are scheduled for delivery during the first half of 2017. The total cost to acquire these newbuildings is approximately $220 million, net of amounts reimbursable by Niigata Shipbuilding & Repair of Japan upon the delivery of the vessels. The Partnership paid $17.1 million upon the delivery of the first newbuilding, ALP Striker, in September 2016, net of a reimbursement of $7.0 million from the yard resulting from the delay in delivery. As at September 30, 2016, payments made towards these commitments totaled $170.2 million and the remaining payments required to be made under these newbuilding contracts are $0.6 million (remainder of 2016) and $48.9 million (2017). The Partnership secured a long-term debt facility of approximately $185 million to finance the newbuilding installments, of which $68.3 million was undrawn as at September 30, 2016.

d)
In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS. As part of this transaction, the Partnership assumed three UMS newbuilding contracts ordered from the COSCO (Nantong) Shipyard (COSCO) in China. The Partnership took delivery of one of the UMS newbuildings, the Arendal Spirit, in February 2015.

In June 2016, the Partnership canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and the Nantong Spirit. As a result of this cancellation during the second quarter of 2016, the Partnership wrote-off $43.7 million of assets related to these newbuildings and reversed contingent liabilities of $14.5 million associated with the delivery of these assets (see notes 4 and 14). In addition, the estimate of potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard instalment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount of potential damages that may result from the cancellation, is uncertain. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single purpose subsidiary that is a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred.

The estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, which will ultimately be decided upon between the parties, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. The Partnership estimates that the amount of potential damages related to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single purpose subsidiary that is a party to the Nantong Spirit newbuilding contract.

During September 2016, Sevan Marine ASA (or Sevan) commenced an action against Logitel in the Oslo District Court. The action relates to the agreements between Sevan and CeFront Technology AS (or CeFront), related to the 2013 transfer to Logitel Offshore Pte. Ltd. or its wholly-owned subsidiaries (collectively Logitel Offshore) of two hulls to be converted into UMS, including a $60 million bond loan (of

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

which $41 million was a vendor credit and $19 million was a cash loan) granted by a Sevan affiliate to Logitel (or the 2013 Transaction). The action also relates to agreements between Sevan and the Partnership entered into in connection with a 2014 transaction whereby the Partnership acquired Logitel from CeFront (or the 2014 Transaction). Sevan has claimed that the $60 million bond loan to Logitel contravened certain provisions of the Norwegian Corporate Law and thus, Sevan is entitled to the remaining payment of $50 million plus interest set at the court’s discretion. Logitel intends to dispute these claims. In addition, Sevan has presented the Partnership with a formal notice of claim and request for arbitration seeking $10 million for license and service fees, which Sevan claims is payable in connection with the delivery of the Arendal Spirit. The parties are in the process of selecting an arbitration tribunal and exchanging information on their respective calculations of the amount of license and service fees that may be due.

In addition, the Partnership received a demand letter from CeFront in September 2016, which claims that $2.7 million is due under a management agreement and $3.7 million will fall due by May 2017 under this agreement. Such letter also claims that $3.3 million is due for the earn-out provisions of the contracts related to the Arendal Spirit and $20.2 million is due or will become due related to the earn-out provisions of the contracts for the Stavanger Spirit and Nantong Spirit. The Partnership intends to dispute these claims. Uncertainty exists as to the ultimate resolution of these claims (see note 4).

As at September 30, 2016, the Partnership has accrued $61.1 million in the aggregate related to the above claims and potential claims related to Logitel from Sevan, COSCO and CeFront.

e)
In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture of the Partnership and Odebrecht Oil and Gas S.A. (or OOG) on behalf of its field license partners. The vessel is committed to a new FPSO conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in mid-2017 under a 12-year fixed-rate contract with a consortium led by Petroleo Brasileiro SA (or Petrobras). The FPSO conversion is expected to cost approximately $1.0 billion. As at September 30, 2016, payments made by the joint venture towards these commitments totaled $596.9 million and the remaining payments required to be made by the joint venture are $117.7 million (remainder of 2016) and $290.0 million (2017). The joint venture secured a long-term debt facility in 2015 providing total borrowings of up to $804 million for the FPSO conversion (see note 15), of which $363.3 million was undrawn as at September 30, 2016.

f)
In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million. The Petrojarl I is undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) in the Netherlands with an estimated total cost of approximately $350 million, which includes the cost of acquiring the Petrojarl I. The FPSO is expected to commence operations in the second half of 2017 under a five-year charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP). As at September 30, 2016, payments made towards these commitments, including the acquisition of the Petrojarl I FPSO unit from Teekay Corporation, totaled $237.8 million and the remaining payments required to be made are estimated to be $5.0 million in 2016, with the balance to be paid in 2017. The Partnership has financed $171.2 million of the Petrojarl I FPSO upgrade cost through a fully-drawn long-term loan. Due to project delays in the delivery of the unit resulting from shipyard delays, an increased scope of work relating to field-specific requirements and the age of the unit, the Partnership is currently in discussions with QGEP, Damen and its lenders in the Petrojarl I loan facility to agree on revised delivery/acceptance dates for the unit and other terms associated with the charter, shipyard contract and loan facility. In October 2016, the lenders agreed to extend the availability date of the loan for two months, as the loan was subject to a mandatory prepayment provision in early October 2016 if the unit was not accepted by QGEP by then. This interim extension provides time for the Partnership to negotiate a revised schedule for the delivery of the unit and thereafter, amend the loan facility accordingly to reflect the revised delivery schedule.

g)
In June 2015, the Partnership entered into 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services for oil production on the East Coast of Canada. These contracts were initially being serviced by three third party-owned shuttle tankers operating on the East Coast of Canada, which were chartered-in to the Partnership. One of these vessels was replaced by one of the Partnership’s existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. The Partnership has entered into contracts to construct three Suezmax DP2 shuttle tanker newbuildings for a fully built-up cost of approximately $372 million. These vessels will replace the existing vessels servicing the East Coast of Canada. The three newbuildings are expected to be delivered in the third quarter of 2017 through the first half of 2018. As at September 30, 2016, payments made towards these commitments totaled $59.9 million and the remaining payments required to be made under these newbuilding contracts are $20.7 million (remainder of 2016), $221.2 million (2017), and $70.6 million (2018). The Partnership secured long-term debt financing of $250 million to finance the newbuilding installments, of which $209.3 million was undrawn as at September 30, 2016.

h)
In March 2016, Petrobras claimed that the Partnership’s November 2011 cessation of paying certain agency fees with respect to the Piranema Spirit FPSO unit’s employment should have resulted in a corresponding 2% rate reduction on the FPSO contract with Petrobras. The Partnership has estimated the maximum amount of the claim at $7.5 million, consisting of $5.3 million (which is the amount accrued by the Partnership as at September 30, 2016) from a return of 2% of the charter hire previously paid by Petrobras to the Partnership for the period from November 2011 up to September 30, 2016, and $2.2 million from a 2% reduction of future charter hire to the end of the term of the FPSO contract with Petrobras.

12. Total Capital and Net Income (Loss) Per Common Unit

At September 30, 2016, a total of 72.6% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by subsidiaries of Teekay Corporation. All of the Partnership’s outstanding Series A Cumulative Redeemable Preferred Units (the Series A Preferred Units), Series B Cumulative Redeemable Preferred Units (the Series B Preferred Units), the Series C-1 Cumulative Convertible Perpetual Preferred Units (the Series C-1 Preferred Units), and 74.0% of the 10.5%

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Series D Cumulative Exchangeable Perpetual Preferred Units (the Series D Preferred Units) are held by entities other than Teekay Corporation and its affiliates. A total of 26.0% of the Series D Preferred Units are held by Teekay Corporation.

Common Units

In 2016, the Partnership implemented a continuous offering program (or COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100.0 million. For the three and nine months ended September 30, 2016, the Partnership sold an aggregate of 3.7 million common units under the COP, generating net proceeds of approximately $21.4 million (including the general partner’s 2% proportionate capital contribution of $0.4 million and net of approximately $0.3 million of offering costs). The Partnership used the net proceeds from the issuance of these common units for general partnership purposes.

In August 2016, the Partnership issued 2.0 million common units with a total value of $10.4 million (including the general partner's 2% proportionate capital contribution of $0.2 million) as a payment-in-kind for the distributions on the Partnership's Series C-1 and D Preferred Units and on the Partnership's common units and general partner interest held by subsidiaries of Teekay Corporation. In June 2016, the Partnership agreed with Teekay Corporation that, until the Partnership's Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions (other than with respect to incentive distribution rights) to be paid by the Partnership to Teekay Corporation or its affiliates, including the Partnership's general partner, will instead be paid in common units or from the proceeds of the sale of common units.

In June 2016, the Partnership issued 22.0 million common units in a private placement for net proceeds of $99.5 million, including the general partner's 2% proportionate capital contribution. The Partnership used the proceeds for general partnership purposes, including the funding of existing newbuilding installments and capital conversion projects.

Series C Preferred Units and Series C-1 Preferred Units

In July 2015, the Partnership issued 10.4 million of its 8.60% Series C Cumulative Convertible Perpetual Preferred Units (the Series C Preferred Units) in a private placement for net proceeds of approximately $249.8 million. The terms of this original agreement provided that at any time after the 18 months anniversary of the closing date, at the election of each holder, the Series C Preferred Units could be converted on a one-for-one basis into common units of the Partnership. In addition, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeded $35.925, the Partnership had the option to convert the Series C Preferred Units into common units. Distributions on the Series C Preferred Units were cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. The Series C Preferred Units could be redeemed in cash if a change of control occurred in the Partnership. As a result, the Series C Preferred Units that were subject to this redemption feature were not included on the Partnership's consolidated balance sheet as part of the total equity and were presented as temporary equity above the equity section but below the liabilities section. A summary description of the Series C Preferred Units is included in the Partnership’s Report on Form 6-K filed with the SEC on July 6, 2015. No series C Preferred Units were outstanding as of September 30, 2016.

In June 2016, the Partnership and the unitholders of the Series C Preferred Units exchanged approximately 1.9 million of the Series C Preferred Units for approximately 8.3 million common units of the Partnership. The number of common units issued consists of the approximately 1.9 million common units that would have been issuable under the original conversion terms of the Series C Preferred Units plus an additional approximately 6.4 million common units to induce the exchange (the Inducement Premium). The value of the additional 6.4 million common units on the date of conversion was approximately $37.7 million and has been charged to the limited partner - common units and the general partner.

In June 2016, the Partnership and the unitholders of the Series C Preferred Units also exchanged the remaining approximately 8.5 million Series C Preferred Units for approximately 8.5 million Series C-1 Preferred Units. The terms of the Series C-1 Preferred Units are equivalent to the terms of the Series C Preferred Units, with the exception that at any time after the 18 months anniversary of the original Series C Preferred Units closing date, at the election of each holder, each Series C-1 Preferred Unit is convertible into 1.474 common units of the Partnership. In addition, if a unitholder of the Series C-1 Preferred Units elects to convert their Series C-1 Preferred Units into common units of the Partnership, the Partnership now has the option to redeem these Series C-1 Preferred Units for cash based on the closing market price of the common units of the Partnership instead of common units. Furthermore, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeds 150% of $16.25 per unit, the Partnership has the option to convert the Series C-1 Preferred Units into common units. In addition, unlike the Series C Preferred Units, for which distributions were to be paid in cash, quarterly distributions on the Series C-1 Preferred Units for the eight consecutive quarters ending March 31, 2018 may be paid, in the Partnership's sole discretion, in cash, common units (at a discount of 2% to the ten days trading volume weighted average price ending on the distribution declaration date) or a combination of cash and common units (at the same discount), and thereafter, the distributions will be paid in cash. Consistent with the terms of the Series C Preferred Units, the Series C-1 Preferred Units may be redeemed in cash if a change of control occurs in the Partnership. As a result, the Series C-1 Preferred Units are not included on the Partnership's consolidated balance sheet as part of the total equity and are presented as temporary equity above the equity section but below the liabilities section. A summary description of the Series C-1 Preferred Units is included in the Partnership’s Report on Form 6-K filed with the SEC on June 30, 2016. The exchange of the Series C Preferred Units for Series C-1 Preferred Units has been accounted for as an extinguishment of the Series C Preferred Units and the issuance of the Series C-1 Preferred Units. As a result, the excess of the carrying value of the Series C Preferred Units over the fair value of Series C-1 Preferred Units of $20.6 million was accounted for as an increase to the limited partner - common units and the general partner (the Exchange Contribution).

Series D Preferred Units and Detachable Warrants

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

On June 29, 2016, the Partnership issued a total of 4.0 million of its 10.50% Series D Preferred Units to a group of investors and subsidiaries of Teekay Corporation. These investors and Teekay Corporation also received an aggregate of 4,500,000 warrants with an exercise price equal to the closing price of the Partnership’s common units on June 16, 2016, or $4.55 per unit (the $4.55 Warrants) and an aggregate of 2,250,000 warrants with an exercise price at a 33% premium to the closing price of the Partnership’s common units on June 16, 2016, or $6.05 per unit (the $6.05 Warrants). The gross proceeds from the sale of these securities was $100.0 million (approximately $97.2 million net of offering costs).

The Partnership pays to holders of the Series D Preferred Units a cumulative, quarterly cash distribution in arrears at an annual rate of 10.50%. However, the Partnership may elect to pay the quarterly distributions for the first eight consecutive quarters following issuance with common units, in the Partnership's sole discretion, in cash, common units (at a discount of 4% discount to the ten days trading volume weighted average price ending on the distribution declaration date) or a combination of cash and common units (at the same discount), and thereafter, the distributions will be paid in cash. The Series D Preferred Units have a liquidation value of $25.00 per unit plus an amount equal to any accrued but unpaid distributions to the date fixed for payment. The Series D Preferred Units have no mandatory redemption date, but they are redeemable at the Partnership’s option after June 29, 2021 for a 10% premium to the liquidation value and for a 5% premium to the liquidation value any time after June 29, 2022. The Series D Preferred Units are exchangeable into common units of the Partnership at the option of the holder at any time after June 29, 2021, based on the greater of the ten days trading volume weighted average price at the time of the notice of exchange or $4.00. A change of control event involving the purchase of at least 90% of the Partnership's common units would result in the Series D Preferred Units being redeemable for cash. The change of control premium to the liquidation preference on the redemption is initially 25% until June 29, 2017, scaling down five percentage points per anniversary thereof to 5% from June 29, 2021. Other change of control events may result in the holders of the Series D Preferred Units retaining their interest in the Series D Preferred Units, receiving from the surviving corporation a mirror security to the Series D Preferred Units or the Series D Preferred Units being redeemed for cash and/or common units. The Series D Preferred Units rank senior to all common units, pari passu with the Series A, B and C-1 Preferred Units and junior with respect to any senior securities, with respect to distribution rights and liquidation preference. The holders of Series D Preferred Units generally only have voting rights in proposed transactions that would result in a change of control, the creation or issuance of any senior securities and the issuance of any parity securities if distributions payable on any of the Partnership's Preferred Units are in arrears. The Partnership has filed a registration statement with respect to the Series D Preferred Units and the common warrants issuable upon exercise of the Warrants, which was declared effective August 31, 2016 and has agreed to use commercially reasonable efforts to cause a registration statement with respect to the common units underlying the Series D Preferred Units to be declared effective within 60 days prior to June 29, 2021. In addition, the Partnership has agreed to pay liquidated damages in the event it fails to do so; however, this is not considered probable of occurring.

The Partnership issued warrants which allow the holders to acquire up to 4,500,000 common units for a price of $4.55 per common unit and 2,250,000 common units for a price of $6.05 per common unit (the Warrants). The Warrants have a seven-year term and are exercisable any time after six months following their issuance date. The Warrants will be net settled in either cash or common units at the Partnership’s option. In the event of a change in control in which the Partnership is not the surviving entity, the Partnership will use commercially reasonable efforts to deliver or cause to be delivered one or more warrants in the surviving entity that has substantially similar rights, preferences and privileges as the Series D Preferred Units. The Partnership has agreed to use commercially reasonable efforts to cause a registration statement with respect to the common units issuable upon exercise of the Warrants and to be declared effective by the six months anniversary of the issuance date of the Warrants. In addition, the Partnership has agreed to pay liquidated damages in the event it fails to do so; however, this is not considered probable of occurring.

Net cash proceeds of approximately $97.2 million (which is net of approximately $2.8 million of issuance costs), were allocated on a relative fair value basis to the Series D Preferred Units (approximately $83.5 million), to the $4.55 Warrants (approximately $9.5 million) and to the $6.05 Warrants (approximately $4.3 million). The Warrants qualify as freestanding financial instruments and are accounted for separately from the Series D Preferred Units. The Series D Preferred Units are presented as temporary equity as they are not mandatorily redeemable and the prospect of a forced redemption paid with cash due to a change of control event is not presently probable. The Warrants are recorded as permanent equity in the Partnership's consolidated balance sheets with 6,750,000 Warrants outstanding at September 30, 2016 (December 31, 2015 - nil). The $16.5 million difference between the amount of net proceeds allocated to the Series D Preferred Units based on relative fair values and the redemption value of the Series D Preferred Units is subject to periodic accretion over the five-year period until they become redeemable. As a result, for the three and nine months ended September 30, 2016, $0.8 million was accounted for as a charge to the limited partners - common units and the general partner. The portion of proceeds allocated to the Warrants is included in Partner’s Equity as a net cash settlement that cannot be forced upon the Partnership by the holders of the Warrants or by any other circumstance.

Net Income (Loss) Per Common Unit

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Limited partners' interest in net income (loss)	34,608	(70,826)	(90,928)	(1,254)
Preferred units - periodic accretion	(826)	—	(826)	—
Additional consideration for induced conversion of Series C Preferred Units	—	—	(36,961)	—
Deemed contribution on exchange of Series C Preferred Units	—	—	20,231	—
Limited partners' interest in net income (loss) for basic net income (loss) per common unit	33,782	(70,826)	(108,484)	(1,254)
Series D Preferred Units - cash distributions	2,573	—	—	—
Preferred units - periodic accretion	826	—	—	—
Limited partners' interest in diluted net income (loss)	37,181	(70,826)	(108,484)	(1,254)
Weighted average number of common units	139,057,659	102,009,737	118,046,087	95,640,284
Dilutive effect of unit based compensation, Series D Preferred Units and Warrants	18,856,618	—	—	—
Common units and common unit equivalents	157,914,277	102,009,737	118,046,087	95,640,284

Limited partner's interest in net income (loss) per common unit
- basic	0.24	(0.69)	(0.92)	(0.01)
- diluted	0.24	(0.69)	(0.92)	(0.01)

Limited partners’ interest in net income (loss) per common unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the non-controlling interests, the general partner’s interest, the distributions on the Series A, B, C, C-1 and D Preferred Units, the periodic accretion of the Series D Preferred Units, the Inducement Premium and the Exchange Contribution, by the weighted-average number of common units outstanding during the period. The distributions payable and paid on the preferred units for the three and nine months ended September 30, 2016 were $12.4 million and $33.4 million, respectively, and $10.3 million and $17.9 million, respectively, for the three and nine months ended September 30, 2015.

The computation of limited partners’ interest in net income per common unit - diluted assumes the issuance of common units for all potential dilutive securities, consisting of restricted units (see note 13), the Warrants and Series C, C-1 and D Preferred Units. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series C, C-1 and D Preferred Units, the periodic accretion of the Series D Preferred Units, the Inducement Premium and the Exchange Contribution. In addition, the weighted average number of common units outstanding has been increased assuming exercise of the restricted units and Warrants using the treasury stock method and the Series C, C-1 and D are converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit - diluted does not assume the issuance of common units pursuant to the restricted units, Warrants and Series C, C-1 and D Preferred Units if the effect would be anti-dilutive. In periods where a loss is attributable to common unitholders all restricted units, Warrants, the Series C, C-1 and D Preferred Units are anti-dilutive.

Therefore, for the three months ended September 30, 2016, a total of 12.6 million common unit equivalent Series C-1 Preferred Units and 2.3 million common unit equivalent Warrants were excluded from the computation of limited partners’ interest in net income per common unit - diluted, as their effect was anti-dilutive. For the nine months ended September 30, 2016, 39.0 million common unit equivalent restricted units, Series C, C-1 and D Preferred Units and 6.8 million common unit equivalent Warrants, respectively, were excluded from the computation of limited partners’ interest in net loss per common unit - diluted, as their effect was anti-dilutive. For the three and nine months ended September 30, 2015, 9.7 million and 3.3 million, respectively, common unit equivalent restricted units and Series C Preferred Units were excluded from the computation of limited partners' interest in net (loss) income per unit - diluted, as their effect was anti-dilutive.

The general partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less, among other things, the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure, anticipated capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units, Series B Preferred Units, Series C-1 Preferred Units and Series D Preferred Units. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

The general partner holds incentive distribution rights, which entitle the general partner to increasing percentages of incremental cash based on the amount of quarterly cash distributions per common unit. For more information on the increasing percentages which may be used to calculate the general partner’s interest in net income or loss, please refer to the Partnership’s Annual Report on Form 20-F for the year ended

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

December 31, 2015. Cash distributions were below $0.35 per common unit during the three and nine months ended September 30, 2016, and exceeded $0.4025 per common unit during the three and nine months ended September 30, 2015. Consequently, the increasing percentages were not used to calculate the general partner’s interest in net income (loss) for the purposes of the net income (loss) per common unit calculation for the three and nine months ended September 30, 2016, but were used to calculate the general partner’s interest in net (loss) income for the purposes of the net (loss) income per common unit calculation for the three and nine months ended September 30, 2015.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
13. Unit Based Compensation

During the nine months ended September 30, 2016, a total of 76,084 common units, with an aggregate value of $0.3 million, were granted and issued to non-management directors of the general partner as part of their annual compensation for 2016.

The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. During March 2016 and 2015, the Partnership granted restricted unit-based compensation awards with respect to 601,368 and 102,834 units, respectively, with aggregate grant date fair values of $2.4 million and $2.1 million, respectively, based on the Partnership’s closing unit price on the grant dates. Each restricted unit is equal in value to one of the Partnership’s common units. Each award represents the specified number of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to each grantee in the form of common units or cash.

During the nine months ended September 30, 2016, restricted unit-based awards with respect to a total of 76,637 common units with a fair value of $2.0 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 25,286 common units and by paying $0.2 million in cash.

During the nine months ended September 30, 2015, restricted unit-based awards with respect to a total of 48,488 common units with a fair value of $1.5 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 12,612 common units and by paying $0.5 million in cash.

The Partnership recorded unit-based compensation expense (recovery) of $0.3 million and ($0.1) million, during the three months ended September 30, 2016 and 2015, respectively, and $1.9 million and $1.2 million, during the nine months ended September 30, 2016 and 2015, respectively, in general and administrative expenses in the Partnership’s consolidated statements of income (loss).

As of September 30, 2016 and December 31, 2015, liabilities relating to cash settled restricted unit-based compensation awards of $1.2 million and $0.4 million, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at September 30, 2016, the Partnership had $1.7 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of 1.2 years.

14.    (Write-down) and Gain on Sale of Vessels

During the three and nine months ended September 30, 2016, the Partnership entered into an agreement to sell a 1995-built shuttle tanker, the Navion Europa, which is expected to be delivered to its buyers in late-2016 and as a result, the Partnership classified the vessel as held for sale on the Partnership's consolidated balance sheet as at September 30, 2016. As at September 30, 2016, as the sales price of the vessel was in excess of its carrying amount and the Partnership expects to record a gain on the sale of this vessel during the fourth quarter of 2016 in a 67%-owned subsidiary of the Partnership.

During the nine months ended September 30, 2016, the Partnership canceled the UMS construction contracts for its two UMS newbuildings. As a result, the carrying values of these two UMS newbuildings were written down to $nil. The Partnership's consolidated statements of income for the nine months ended September 30, 2016 includes a $43.7 million write-down related to these two UMS newbuildings (see notes 4 and 11d). The write-down is included in the Partnership’s UMS segment.

During the nine months ended September 30, 2016, the Partnership sold a 1992-built shuttle tanker, the Navion Torinita, for net proceeds of $5.0 million, which was the approximate carrying value of the vessel at the time of sale. During the three months ended March 31, 2015, the carrying value of this shuttle tanker was written down to its estimated fair value, using an appraised value as a result of the expected sale of the vessel and the vessel was classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015. The Partnership’s consolidated statement of income for the nine months ended September 30, 2015 includes a $1.7 million write-down related to this vessel. The write-down is included in the Partnership’s shuttle tanker segment.

In March 2016, the time-charter contract with a subsidiary of Teekay Corporation for a 2004-built conventional tanker, the Kilimanjaro Spirit, was terminated by the Partnership. The Partnership concurrently received an early termination fee of $4.0 million from Teekay Corporation. Immediately following the charter termination, the Partnership sold the Kilimanjaro Spirit for net proceeds of $26.7 million and also sold a 2003-built conventional tanker, the Fuji Spirit, for net proceeds of $23.7 million, which were the approximate carrying values of the vessels at the time of sale. Both vessels were classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015. As part of the sale of these vessels, the Partnership is in-chartering these vessels for a period of three years each, both with an additional one-

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

year extension option. One vessel is fixed on a two-year time-charter-out contract which commenced during the second quarter of 2016, and the other vessel is currently trading in the spot conventional tanker market.

During the nine months ended September 30, 2015, the carrying value of one of the Partnership’s 1999-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write-down was a result of a recent change in the operating plan of the vessel. The Partnership’s consolidated statement of income for the nine months ended September 30, 2015, includes a $13.8 million write-down related to this vessel. The write-down is included in the Partnership’s shuttle tanker segment.

During the nine months ended September 30, 2015, the Partnership sold a 1997-built shuttle tanker, the Navion Svenita, for net proceeds of $8.6 million. The Partnership’s consolidated statement of income for the nine months ended September 30, 2015 includes a $1.6 million gain related to the sale of this vessel. The gain on sale is included in the Partnership’s shuttle tanker segment.
15.    Investment in Equity Accounted Joint Ventures and Advances to Joint Venture

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), its 50/50 joint venture with OOG. The vessel is committed to a new FPSO unit conversion for the Libra field. The FPSO unit is scheduled to commence operations in mid-2017 (see note 11e). In conjunction with the conversion project in late-2015, the Libra Joint Venture entered into a ten-year plus construction period loan facility providing total borrowings of up to $804 million, of which $440.4 million was drawn as of September 30, 2016. The interest payments of the loan facility are based on LIBOR, plus margins which range between 2.50% to 2.65%. The final payment under the loan facility is due October 2027. The Partnership and OOG have severally guaranteed to the banks their 50% shares of the equity contributions scheduled to fund the conversion project, and have jointly guaranteed any unexpected equity requirements. In addition, the Libra Joint Venture entered into ten-year interest rate swap agreements to economically hedge expected interest payments on the loan facility from 2017 to 2027, with an aggregate notional amount of $301 million which amortizes quarterly over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a fixed rate of 2.49%. These interest rate swap agreements have been designated as qualifying cash flow hedging instruments for accounting purposes. During 2016, as a result of certain defaults on interest payments by an OOG affiliate which OOG had guaranteed, the Libra Joint Venture was required to obtain cross default waivers from the lenders of the construction period loan facility. The current waiver is effective until the earlier of December 19, 2016 and the date on which the debt of the OOG’s affiliate is accelerated by its lenders. Although the Libra Joint Venture expects to obtain further cross default waivers from the facility lenders, a failure to do so could adversely affect its ability to fund and complete the Libra FPSO conversion.

In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with OOG, which owns the Itajai FPSO unit. Included in the joint venture is an eight-year loan facility, which as at September 30, 2016 had an outstanding balance of $198.0 million. The interest payments of the loan facility are based on LIBOR, plus margins which range between 2.15% and 2.45%. The final payment under the loan facility is due October 2021. The Partnership has guaranteed its 50% share of the loan facility. In addition, the joint venture entered into ten-year interest rate swap agreements with an aggregate notional amount of $88.0 million as at September 30, 2016, which amortizes semi-annually over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a fixed rate of 2.63%. These interest rate swap agreements are not designated as qualifying cash flow hedging instruments for accounting purposes. As at December 31, 2014, the Partnership advanced $5.2 million to the joint venture, which was repaid during the nine months ended September 30, 2015.

As at September 30, 2016 and December 31, 2015, the Partnership had total investments of $126.8 million and $77.6 million, respectively, in joint ventures.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2016
PART I – FINANCIAL INFORMATION
ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry focusing on the deep-water offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We operate floating production, storage and off-loading (or FPSO) units, shuttle tankers, floating storage and off-take (or FSO) units, units for maintenance and safety (or UMS), long-distance towing and offshore installation vessels and conventional crude oil tankers. As at September 30, 2016, our fleet consisted of 33 shuttle tankers (including four chartered-in vessels and one HiLoad Dynamic Positioning (or DP) unit, six FPSO units, seven FSO units, seven long-distance towing and offshore installation vessels, one UMS and two chartered-in conventional oil tankers, in which our interests (other than chartered-in vessels) range from 50% to 100%. We also have two FPSO conversions or upgrades scheduled for delivery in 2017, three long-haul towing and offshore installation vessel newbuildings scheduled for delivery in early-2017 and three newbuilding shuttle tankers scheduled for delivery late-2017 to mid-2018.

Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. We believe there is currently a dislocation in these markets relative to the stability of our businesses. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, in December 2015, we temporarily reduced our quarterly distributions on our common units to $0.11 per unit and our near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects. We have paid quarterly distributions at this reduced rate for the first three quarters of 2016. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high-quality counterparties.

In addition to its effect on the energy and capital markets, the decline in global crude oil prices may also result in our vessels being employed on customer contracts that are cancellable or the failure of customers to exercise charter extension options, potentially resulting in increased off-hire for affected vessels. Conversely, we expect that a continuation of lower oil prices will motivate charterers to use existing FPSO units on new projects, given their lower cost relative to a newbuilding unit. Our operational focus over the short-term is to increase the efficiency of our business to ensure we are a cost-effective supplier in the offshore sector, as well as focusing on the redeployment of our assets that are scheduled to come off charter over the next few years.

SIGNIFICANT DEVELOPMENTS

New North Sea Shuttle Tanker Contract

In September 2016, we were awarded a new three-year shuttle tanker contract of affreightment (or CoA), plus extension options, with BP plc, Royal Dutch Shell and OMV Group, to service the new Glen Lyon FPSO unit located west of Shetland in the North Sea. This CoA is expected to commence in the first quarter of 2017 and require the use of approximately two shuttle tankers from our existing CoA shuttle tanker fleet.

Delivery of Newbuilding Towage Vessel

In September 2016, we took delivery of the ALP Striker, the first of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings being constructed by Niigata Shipbuilding & Repair in Japan. In connection with the delivery, we received cash compensation from the shipyard totaling approximately $7 million due to the delayed delivery of the vessel. We also expect to receive additional delayed delivery cash compensation for the remaining three towing and offshore installation newbuildings when they deliver in 2017.

Financing Initiatives

During the second quarter of 2016, we completed a series of initiatives to manage our unfunded capital expenditures and upcoming debt maturities, including:

•
obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six previously un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	extending $75 million of the outstanding principal amount of an existing revolving credit facility financing for the Petrojarl Varg FPSO unit until late-2017;

•
extending the majority of the principal maturity payments to late-2018 for two of our existing Norwegian Kroner (or NOK) senior unsecured bonds, previously due in January 2017 and January 2018, and agreeing to pay a portion of the outstanding principal amount of these bonds in October 2016, October 2017 and January 2018;

•
agreeing with Teekay Corporation to pay-in-kind, all distributions on our common units to Teekay Corporation, including distributions to our general partner, in common units, instead of cash, until our NOK bonds maturing in 2018 have been fully repaid;

•
extending to January 2019 the maturity date of $200 million in obligations owing to Teekay Corporation under the terms of a subordinated promissory note, which bears interest at the rate of 10.0% per year;

•
issuing $200 million of equity, consisting of (i) $100 million of our 10.5% Series D Preferred Units (with a two-year option to pay quarterly distributions in common units rather than cash) plus 4.5 million warrants with an exercise price of $4.55 per common unit and 2.25 million warrants with an exercise price of $6.05 per common unit, and (ii) $100 million of common units at a price of $4.55 per unit;

•	cancelling, by our subsidiary Logitel, the shipbuilding contracts for the two remaining UMS newbuildings; and

•
amending the terms of certain interest rate swaps to defer the counterparties’ early termination options and extending and increasing the threshold of existing cross currency swaps related to our two NOK bonds that have been extended as part of these initiatives.

As part of completing the financing initiatives, we agreed to convert $46 million of face value of the $250 million of Series C Preferred Units for approximately 8.3 million common units and the remaining $204 million of outstanding Series C Preferred Units for approximately 8.5 million of our newly-issued 8.60% Series C-1 Preferred Units that include a two-year option to pay quarterly distributions in common units rather than cash. For additional information about our Series C, C-1 and D Preferred Units and the Warrants, please read Item 1 - Financial Statements: Note 12. Total Capital and Net Income (Loss) Per Common Unit.

Sale and In-Chartering of Two Conventional Tankers

In March 2016, we terminated the time-charter contract of the Kilimanjaro Spirit with a subsidiary of Teekay Corporation and received an early termination fee of $4.0 million from Teekay Corporation. Subsequently, we sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers for net proceeds of approximately $50 million. Related to the sale of these vessels, we are chartering back both vessels for a period of three years with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract that commenced during the second quarter of 2016, and the other vessel is trading in the spot conventional tanker market.

Damage to Arendal Spirit UMS

In April 2016, during the process to lift off the gangway connecting the Arendal Spirit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. The gangway has now been replaced and undergone extensive testing and the unit recommenced operations in early-July 2016. As a result of this incident, we reversed contingent liabilities previously recorded that were subject to material defects of the UMS.

UMS Construction Contract Cancellation

In June 2016, as part of our financing initiatives, we canceled the UMS construction contracts for our two UMS newbuildings. As a result, we incurred a $43.7 million write-down related to these two UMS newbuildings for the three and six months ended June 30, 2016, which is included in (Write down) and gain on sale of vessels in our consolidated statement of loss. In addition, we accrued for potential damages resulting from the cancellations and reversed contingent liabilities previously recorded that were relating to the delivery of the UMS newbuildings. This net loss provision of $23.4 million for the nine months ended September 30, 2016 is reported in Other (expense) income - net in our consolidated statements of loss. The newbuilding contracts are held in our separate subsidiaries and obligations of these subsidiaries are non-recourse to us. For additional information, please read Item 1 - Financial Statements: Note 11d. Commitments and Contingencies.

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units that Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we also intend to pursue direct acquisitions from third parties and new offshore projects. However, our current near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, subject to approvals required from the charterer. The purchase price for the Petrojarl Foinaven would be based on its fair market value. Teekay Corporation owns two other FPSO units, the Hummingbird Spirit FPSO and the Petrojarl Banff FPSO, which may also be offered to us in the future pursuant to the omnibus agreement.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil and Gas S.A. (or OOG) to jointly pursue FPSO projects in Brazil. OOG is a Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors. Through the joint venture agreement, OOG is a 50 percent partner with us in the Cidade de Itajai (or Itajai) FPSO unit and the Libra FPSO project.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Part I, Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship owners often base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates for our reportable segments (other than our FPSO and UMS segments). TCE rates represent net revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 5. Segment Reporting.

We manage our business and analyze and report our results of operations on the basis of our six business segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage segment and the conventional tanker segment, each of which are discussed below.
FPSO Segment

As at September 30, 2016, our FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which we own 100%, and the Itajai and the Libra FPSO units, of which we own 50%. One equity accounted FPSO unit, the Libra FPSO unit owned through our 50/50 joint venture with OOG, is currently undergoing conversion into an FPSO unit for the Libra field located in the Santos Basin offshore Brazil and is scheduled to commence operations in mid-2017. The Petrojarl I FPSO unit is currently undergoing upgrades at the Damen Shipyard Group's DSR Schiedam Shipyard (or Damen) in the Netherlands and is scheduled to commence operations under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP) in the second half of 2017. We acquired the Petrojarl Knarr FPSO unit from Teekay Corporation in July 2015.

In late-2015, we received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (Repsol), based on a termination right that is specific to the Petrojarl Varg FPSO contract. In accordance with the termination provision of the charter contract, the charterer ceased paying the capital component of the charter hire six months prior to the redelivery date, which occurred at the end of July 2016.

We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following tables present our FPSO segment’s operating results for the three and nine months ended September 30, 2016 and 2015 and also provide a summary of the calendar-ship-days for our FPSO segment. The tables exclude the results of the Itajai and the Libra FPSO units, which are accounted for under the equity method.

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,
	2016	2015	% Change
Revenues	121,294	137,888	(12.0)
Vessel operating expenses	(42,353)	(47,542)	(10.9)
Depreciation and amortization	(37,180)	(38,051)	(2.3)
General and administrative (1)	(10,235)	(17,600)	(41.8)
Restructuring charge	(597)	—	100.0
Income from vessel operations	30,929	34,695	(10.9)
Calendar-Ship-Days
Owned Vessels	552	552	—

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Nine Months Ended September 30,
	2016	2015	% Change
Revenues	378,793	377,885	0.2
Vessel operating expenses	(130,632)	(134,752)	(3.1)
Depreciation and amortization	(111,998)	(100,319)	11.6
General and administrative (1)	(27,126)	(29,433)	(7.8)
Restructuring charge	(2,084)	—	100.0
Income from vessel operations	106,953	113,381	(5.7)
Calendar-Ship-Days
Owned Vessels	1,644	1,457	12.8

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our FPSO units increased for the nine months ended September 30, 2016 compared to the same period last year, due to the acquisition of the Petrojarl Knarr on July 1, 2015.
As a result of the inclusion of the Dropdown Predecessor, the financial results of the Petrojarl Knarr FPSO unit have been included in our financial results as if it was acquired by us when the unit commenced operations under the control of Teekay Corporation on March 9, 2015.
Revenues. Revenues decreased for the three months ended September 30, 2016 and increased for the nine months ended September 30, 2016 compared to the same periods last year, primarily due to:

•	an increase of $42.3 million for the nine months ended September 30, 2016 due to the Petrojarl Knarr FPSO unit commencing operations on March 9, 2015;

•
increases of $3.3 million and $6.3 million, respectively, for the three and nine months ended September 30, 2016 relating to revenue received for offshore field studies associated with the Petrojarl Varg during 2016 (this revenue is offset by operating expenses incurred, as indicated below);

•	an increase of $5.6 million for the three and nine months ended September 30, 2016 due to unscheduled off-hire of the Piranema Spirit for repairs during the third quarter of 2015;

•
an increase of $1.0 million for the nine months ended September 30, 2016 due to higher reimbursable expenses incurred on the Petrojarl Knarr during 2016 compared to the same period last year (this revenue is partially offset by operating expenses incurred, as indicated below);

•
increases of $0.8 million and $1.2 million, respectively, for the three and nine months ended September 30, 2016, mainly due to an increase in rates on Rio das Ostras in accordance with the annual contractual escalation; and

•	an increase of $0.5 million for the nine months ended September 30, 2016 due to lower penalties incurred on the Piranema Spirit compared to the same period last year;
offset by

•
decreases of $21.6 million and $40.8 million, respectively, for the three and nine months ended September 30, 2016 relating to no longer receiving the capital portion of the charter hire for the Petrojarl Varg since February 1, 2016 and the unit being declared off hire since August 1, 2016 due to the termination of the charter contract by Repsol;

•
decreases of $3.3 million and $6.6 million, respectively, for the three and nine months ended September 30, 2016, due to lower reimbursable expenses incurred on the Voyageur Spirit compared to the same periods last year (partially offset by lower operating expenses incurred, as indicated below);

•
decreases of $0.3 million and $5.3 million, respectively, for the three and nine months ended September 30, 2016, related to the Piranema Spirit due to a provision relating to a possible return of 2% of the charter hire to Petrobras S.A. (or Petrobras), the charterer, in place of an agency fee owing for the period from November 2011 up to September 30, 2016; and

•
decreases of $0.6 million and $3.5 million, respectively, for the three and nine months ended September 30, 2016, due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Brazilian Real compared to the same periods last year on revenues related to the Petrojarl Varg, Petrojarl Knarr and Piranema Spirit respectively (however, these decreases are offset by similar foreign-exchange related decreases in vessel operating expenses).

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2016 from the same periods last year, primarily due to:

•
decreases of $5.2 million and $10.0 million, respectively, for the three and nine months ended September 30, 2016 due to lower costs as the Petrojarl Varg was decommissioned at the end of July 2016 and is now in lay up;

•
decreases of $2.5 million and $6.8 million, respectively, for the three and nine months ended September 30, 2016 due to lower repair and maintenance costs on the Voyageur Spirit, which are reimbursed by the charterer, compared to the same periods last year;

•
decreases of $2.3 million and $5.5 million, respectively, for the three and nine months ended September 30, 2016 due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Brazilian Real and British Pound compared to the same periods last year;

•
decreases of $1.0 million and $3.4 million, respectively, for the three and nine months ended September 30, 2016 due to the timing of crew costs and reduced overtime compared to the same periods last year;

•	decreases of $0.8 million and $1.5 million, respectively, for the three and nine months ended September 30, 2016 due to lower ship management costs related to operating the FPSO units; and

•
a decrease of $0.5 million for the three months ended September 30, 2016 due to lower repair and maintenance costs on the Piranema Spirit and the Rio das Ostras due to the timing of repair and maintenance activity compared to the same period last year;

partially offset by

•	an increase of $10.7 million for the nine months ended September 30, 2016 due to the Petrojarl Knarr FPSO unit commencing operations on March 9, 2015;

•
increases of $3.8 million and $6.2 million, respectively, for the three and nine months ended September 30, 2016 due to expenditures incurred for offshore field studies for the Petrojarl Varg during 2016;

•
an increase of $3.0 million for the three and nine months ended September 30, 2016 due to a reversal of an agency fee relating to the Piranema Spirit in the third quarter of 2015, which we no longer considered payable;

•
an increase of $1.9 million for the nine months ended September 30, 2016 due to higher repair and maintenance costs on the Piranema Spirit and the Rio das Ostras due to the timing of repair and maintenance activity compared to the same period last year;

•
increases of $0.5 million and $0.9 million, respectively, for the three and nine months ended September 30, 2016 due to preparation costs related to the expected commencement of the Petrojarl I in the second half of 2017; and

•
increases of $0.3 million and $0.7 million, respectively, for the three and nine months ended September 30, 2016 due to higher repair and maintenance costs on the Petrojarl Knarr FPSO due to the timing of repair and maintenance activities compared to the same periods last year.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three months ended September 30, 2016 and increased for the nine months ended September 30, 2016 compared to the same periods last year primarily due:

•	an increase of $13.5 million for the nine months ended September 30, 2016 due to the Petrojarl Knarr FPSO unit commencing operations on March 9, 2015;
partially offset by

•
decreases of $0.7 million and $1.0 million, respectively, for the three and nine months ended September 30, 2016 due to credits received from the ship yard during 2016 related to the Petrojarl Knarr FPSO; and

•	decreases of $0.2 million and $0.9 million, respectively, for the three and nine months ended September 30, 2016 due to an increase in the expected useful life of the Petrojarl I FPSO.
Restructuring Charge. Restructuring charge for the three and nine months ended September 30, 2016 relates to the reorganization of our FPSO business to create better alignment with our offshore operations resulting in a lower cost organization going forward.
Shuttle Tanker Segment
As at September 30, 2016, our shuttle tanker fleet consisted of 32 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, and the HiLoad DP unit, which is currently in lay-up. Of these 36 shuttle tankers, six are owned through 50%-owned subsidiaries, one through a 67%-owned subsidiary and four were chartered-in. The remaining vessels are owned 100% by us. In January 2016, we sold a 1992-built shuttle tanker, the Navion Torinita, which was in lay-up and was classified as held for sale on our consolidated balance sheet as of December 31, 2015. In July 2016, we agreed to in-charter a shuttle tanker, the Grena Knutsen, on a three-year charter contract for our North Sea fleet commencing in September 2016. All of our operating shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market. We commenced the FSO conversion of the Randgrid shuttle tanker during the second quarter of 2015 and the vessel has been included in our FSO segment since June 9, 2015. During the third quarter of 2016 we agreed to sell the Navion Europa, which we expect will conclude in November 2016. During the first quarter of 2015, we sold the Navion Svenita. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our vessel operating expenses.
The following tables present our shuttle tanker segment’s operating results for the three and nine months ended September 30, 2016 and 2015, and compare its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,
	2016	2015	% Change
Revenues	128,482	131,381	(2.2)
Voyage expenses	(18,898)	(22,844)	(17.3)
Net revenues	109,584	108,537	1.0
Vessel operating expenses	(33,062)	(28,814)	14.7
Time-charter hire expenses	(14,723)	(18,893)	(22.1)
Depreciation and amortization	(30,166)	(25,362)	18.9
General and administrative (1)	(1,147)	(4,162)	(72.4)
Restructuring charge	(205)	(157)	30.6
Income from vessel operations	30,281	31,149	(2.8)
Calendar-Ship-Days
Owned Vessels	2,668	2,760	(3.3)
Chartered-in Vessels	309	368	(16.0)
Total	2,977	3,128	(4.8)

	Nine Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	380,505	402,370	(5.4)
Voyage expenses	(45,409)	(61,349)	(26.0)
Net revenues	335,096	341,021	(1.7)
Vessel operating expenses	(91,735)	(94,250)	(2.7)
Time-charter hire expenses	(44,298)	(35,976)	23.1
Depreciation and amortization	(90,903)	(80,524)	12.9
General and administrative (1)	(8,975)	(19,349)	(53.6)
(Write down) and gain on sale of vessel	—	(13,853)	(100.0)
Restructuring charge	(205)	(292)	(29.8)
Income from vessel operations	98,980	96,777	2.3
Calendar-Ship-Days
Owned Vessels	7,967	8,431	(5.5)
Chartered-in Vessels	941	804	17.0
Total	8,908	9,235	(3.5)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet decreased for the three and nine months ended September 30, 2016 compared to the same periods last year, primarily due to the sale of the Navion Svenita and the Navion Torinita in March 2015 and January 2016, respectively, and the commencement of the FSO conversion of the Randgrid in June 2015. Three shuttle tanker newbuildings have been excluded from calendar-ship-days until they are delivered to us.
The average size of our chartered-in shuttle tanker fleet increased for the three months ended September 30, 2016, compared to the same period last year, primarily due to the redelivery to its owner of the Grena Knutsen in June 2015, which was subsequently in-chartered again commencing in September 2016.
The average size of our chartered-in shuttle tanker fleet increased for the nine months ended September 30, 2016, compared to the same period last year, primarily due to the in-chartering of two shuttle tankers, the Jasmine Knutsen and the Heather Knutsen, for the East Coast of Canada contract, which commenced in June 2015, the in-chartering of the Grena Knutsen for three years which commenced in September 2016 and increased spot in-chartering of shuttle tankers, partially offset by redelivery to its owner of the Grena Knutsen in June 2015.
Net Revenues. Net revenues increased for the three months ended September 30, 2016 and decreased for the nine months ended September 30, 2016 compared to the same periods last year, primarily due to:

•
a decrease of $22.7 million for the nine months ended September 30, 2016, due to the expiration in April 2015 of a long-term contract at the Heidrun field serviced by our contracts of affreightment fleet;

•
decreases of $4.5 million and $13.9 million, respectively, for the three and nine months ended September 30, 2016, due to the redelivery of two vessels to us in April 2015 and June 2016, respectively, as they completed their time-charter-out agreement;

•
decreases of $2.3 million and $7.9 million, respectively, for the three and nine months ended September 30, 2016, due to lower average rates and fewer opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market;

•	a decrease of $3.4 million for the nine months ended September 30, 2016, due to the sale of the Navion Svenita in March 2015; and

•	a decrease of $2.1 million for the three and nine months ended September 30, 2016, mainly due to lower reimbursable expenses related to the East Coast of Canada contract;
offset by

•	an increase of $23.0 million for the nine months ended September 30, 2016, due to the commencement of the East Coast of Canada contract in June 2015;

•
increases of $5.2 million and $15.8 million, respectively, for the three and nine months ended September 30, 2016, due to an increase in rates as provided in certain contracts in our time-chartered-out fleet and an increase in revenues in our contract of affreightment fleet due to higher average rates and higher fleet utilization;

•
an increase of $4.0 million for the three and nine months ended September 30, 2016, due to the Navion Europa acting as a substitute for the FSO unit, Apollo Spirit, during its dry dock in the third quarter of 2016; and

•
increases of $0.8 million and $1.3 million, respectively, for the three and nine months ended September 30, 2016, due to fewer repair off-hire days in our time-chartered-out fleet compared to the same periods last year.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended September 30, 2016 and decreased for the nine months ended September 30, 2016 compared to the same periods last year, primarily due to:

•
a decrease of $3.4 million for the nine months ended September 30, 2016 due to lower fleet and onshore overhead mainly related to lower crew training costs in 2016 compared to the same period last year;

•	a decrease of $2.7 million for the nine months ended September 30, 2016, due to the commencement of the FSO conversion of the Randgrid in June 2015;

•	a decrease of $1.7 million for the nine months ended September 30, 2016, due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Euro and Brazilian Real; and

•	a decrease of $1.1 million for the nine months ended September 30, 2016, due to the sale of the Navion Svenita in March 2015;
offset by

•
increases of $3.2 million and $3.4 million, respectively, for the three and nine months ended September 30, 2016, related to higher repair and maintenance activities on Navion Anglia to prepare the vessel to trade in our contract of affreightment fleet in the North Sea as the vessel was redelivered to us in June 2016 due to the completion of its time-charter-out agreement in Brazil;

•	an increase of $1.0 million for the nine months ended September 30, 2016, due to higher crew costs compared to the same period last year due to a change in crew composition; and

•
increases of $1.3 million and $1.6 million, respectively, for the three and nine months ended September 30, 2016, due to a higher repairs and maintenance on our vessels during 2016 compared to the same periods last year.

Time-Charter Hire Expenses. Time-charter hire expense decreased for the three months ended September 30, 2016 and increased for the nine months ended September 30, 2016 compared to the same periods last year, primarily due to:

•
an increase of $14.8 million for the nine months ended September 30, 2016, due to the in-chartering of three shuttle tankers for the East Coast of Canada contract, which commenced in June 2015 (one of the three shuttle tankers, Mattea, was redelivered on August 31, 2015);

•	an increase of $3.9 million for the nine months ended September 30, 2016, due to increased spot in-chartering of shuttle tankers; and

•	an increase of $0.7 million for the three and nine months ended September 30, 2016, due to the in-chartering of the Grena Knutsen from September 2016;
offset by

•	a decrease of $6.6 million for the nine months ended September 30, 2016, due to the redelivery by us of the Grena Knutsen in June 2015;

•
a decrease of $3.8 million for the three and nine months ended September 30, 2016, due to the redelivery by us of Mattea on August 31, 2015, which was replaced by our own shuttle tanker Navion Hispania; and

•	a decrease of $0.5 million for the three months ended September 30, 2016, due to decreased spot in-chartering of shuttle tankers.
Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and nine months ended September 30, 2016 compared to the same periods last year, primarily due to:

•
increases of $7.4 million and $21.9 million, respectively, for the three and nine months ended September 30, 2016, due to the change in the estimated useful life of the shuttle component for all shuttle tankers from 25 to 20 years as well as the accelerated amortization of the tanker component for eight older shuttle tankers commencing the first quarter of 2016;

partially offset by

•	decreases of $1.9 million and $5.8 million, respectively, for the three and nine months ended September 30, 2016, due to a write-down of the carrying values of seven shuttle tankers during 2015;

•	a decrease of $2.9 million for the nine months ended September 30, 2016, due to the commencement of the FSO conversion of the Randgrid in June 2015;

•	a decrease of $1.4 million for the nine months ended September 30, 2016, due to the Navion Europa being fully amortized during the second quarter of 2015;

•
decreases of $0.4 million and $0.8 million, respectively, for the three and nine months ended September 30, 2016, due to the timing of dry-dock costs being fully depreciated partially offset by dry-dock additions during the periods; and

•	decreases of $0.3 million and $0.8 million, respectively, for the three and nine months ended September 30, 2016, due to lower vessel contract amortization.

(Write-down) and gain on sale of vessels. (Write-down) and gain on sale of vessels was ($13.9) million for the nine months ended September 30, 2015 which consisted of a write-down of vessels of $15.5 million net of a gain on the sale of a vessel of $1.6 million.
During the nine months ended September 30, 2015, the carrying value of one of our 1992-built shuttle tankers, the Navion Torinita, was written down to its estimated fair value, using an appraised value. The write-down amounted to $1.7 million and was the result of the expected sale of the vessel. The vessel was classified as held for sale as at December 31, 2015 and in early-2016, the Navion Torinita was sold for net proceeds of $5.0 million, which was the approximate carrying value of the vessel.

During the nine months ended September 30, 2015, the carrying value of one of our 1999-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write-down amounted to $13.8 million and was the result of a change in the operating plan of the vessel.
During the nine months ended September 30, 2015, one of our 1997-built shuttle tankers, the Navion Svenita, was sold to a third party resulting in a gain on the sale of the vessel of $1.6 million.
Restructuring Charge. Restructuring charge for the three and nine months ended September 30, 2016 relates to the reorganization of our shuttle tanker business to create better alignment with our offshore operations resulting in a lower cost organization going forward.
FSO Segment

As at September 30, 2016, our FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, for which our ownership interests ranged from 89% to 100%, and one shuttle tanker, the Randgrid, currently undergoing conversion into an FSO unit, for which our ownership interest increased from 67% to 100% during the third quarter of 2015. We commenced the FSO conversion of the Randgrid during the second quarter of 2015 and the vessel has been included in our FSO segment since June 9, 2015. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner or Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following tables present our FSO segment’s operating results for the three and nine months ended September 30, 2016 and 2015, and compare its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days for our FSO segment:

	Three Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	14,251	14,234	0.1
Voyage expenses	(96)	(217)	(55.8)
Net revenues	14,155	14,017	1.0
Vessel operating expenses	(6,056)	(6,511)	(7.0)
Depreciation and amortization	(2,205)	(3,295)	(33.1)
General and administrative (1)	(230)	(183)	25.7
Income from vessel operations	5,664	4,028	40.6
Calendar-Ship-Days
Owned Vessels	644	644	—

	Nine Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	42,403	42,885	(1.1)
Voyage expenses	(431)	(438)	(1.6)
Net revenues	41,972	42,447	(1.1)
Vessel operating expenses	(17,724)	(19,791)	(10.4)
Depreciation and amortization	(6,586)	(9,191)	(28.3)
General and administrative (1)	(612)	(1,213)	(49.5)
Income from vessel operations	17,050	12,252	39.2
Calendar-Ship-Days
Owned Vessels	1,918	1,751	9.5

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our FSO units increased for the nine months ended September 30, 2016 compared to the same periods last year, due to the commencement of the FSO conversion of the Randgrid on June 9, 2015. No earnings are expected from the Randgrid until its conversion is completed in early-2017, when the unit is scheduled to commence operations under a three-year time-charter contract with Statoil, which includes 12 additional one-year extension options. Additionally, the Navion Saga was redelivered to us in October 2016 and is expected to be in lay-up.
Vessel Operating Expenses. Vessel operating expenses decreased for the nine months ended September 30, 2016, primarily due to:

•
a decrease of $0.9 million, due to lower crew costs on the Navion Saga and the Dampier Spirit mainly due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar compared to the same period last year; and

•	a decrease of $0.7 million, due to lower ship management costs related to operating the FSO units.
Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2016 compared to the same periods last year, primarily due to drydock costs for the Navion Saga being fully depreciated during the fourth quarter of 2015.
UMS Segment
As at September 30, 2016, our UMS fleet consisted of one operational unit, the Arendal Spirit, in which we own a 100% interest. During the second quarter of 2016, as part of our financing initiatives, we canceled the UMS construction contracts for our two UMS newbuildings, resulting in a write-down of the UMS newbuildings to $nil.

The UMS unit is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. The UMS unit is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes DP3 keeping systems that are capable of operating in deep water and harsh weather.

The following tables present our UMS segment’s operating results and calendar-ship-days for the three and nine months ended September 30, 2016 and 2015. The Arendal Spirit delivered to us on February 16, 2015 and began its three-year charter contract on June 7, 2015. In mid-April 2016, during the process of lifting off the gangway connecting the Arendal Spirit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. During the gangway replacement, the Arendal Spirit was declared off-hire. The gangway was replaced in mid-June 2016 and the Arendal Spirit was declared on-hire in early-July 2016.

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,		% Change
	2016	2015
Revenues	13,395	11,737	14.1
Vessel operating expenses	(8,331)	(5,976)	39.4
Depreciation and amortization	(1,647)	(1,677)	(1.8)
General and administrative (1)	(2,640)	(2,558)	3.2
Income from vessel operations	777	1,526	(49.1)
Calendar-Ship-Days
Owned Vessels	92	92	—

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2016	2015
Revenues	30,612	15,423	98.5
Vessel operating expenses	(25,576)	(7,102)	260.1
Depreciation and amortization	(5,037)	(2,078)	142.4
General and administrative (1)	(4,166)	(3,704)	12.5
Write-down of vessels	(43,650)	(500)	8,630.0
(Loss) income from vessel operations	(47,817)	2,039	(2,445.1)
Calendar-Ship-Days
Owned Vessels	274	226	21.2

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our UMS increased for the nine months ended September 30, 2016 compared to the same periods last year, due to the delivery of the Arendal Spirit in February 2015.

Revenues and Vessel operating expenses. Revenues and vessel operating expenses increased for the nine months ended September 30, 2016, compared to the same period last year, due to the commencement of the charter contract of the Arendal Spirit in June 2015. The Arendal Spirit was off-hire from mid-April 2016 until early-July 2016 due to damage suffered to the gangway of the unit and, as a result, we recorded $0.9 million and $10.6 million lower revenues, respectively, and $nil and $1.5 million, higher operating expenses, respectively, for the three and nine months ended September 30, 2016.

Revenues and vessel operating expenses increased for the three months ended September 30, 2016, compared to the same periods last year, due to an increase in charter rates as provided by the contract and fewer off-hire days for the Arendal Spirit, and an increase in spare parts and consumables due to these costs being covered under warranty during the same period last year.

Depreciation and amortization expense. Depreciation and amortization expense increased for the nine months ended September 30, 2016 compared to the same periods last year, due to the commencement of the charter contract of the Arendal Spirit in June 2015.

Write-down of vessels. Write-down of vessels for the nine months ended September 30, 2016 consists of the write-downs relating to the cancellation of our two UMS newbuilding contracts. In addition, we accrued for potential damages resulting from the cancellations and reversed the contingent liabilities previously recorded that were subject to the delivery of the UMS newbuildings. This net loss provision of $23.4 million for the nine months ended September 30, 2016 is reported in Other (expense) income - net in our consolidated statements of loss. See the discussion under "Other Operating Results" below.

The nine months ended September 30, 2015 includes a write-down relating to an expired option to purchase an additional unit.
Towage Segment

As at September 30, 2016, our towage vessel fleet consisted of seven long-distance towing and offshore installation vessels and three ultra-long distance towing and offshore installation vessel newbuildings, which are scheduled to deliver in early-2017. We own a 100% interest in all of the vessels in our towage fleet.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs.

The following tables present our towage segment’s operating results for the three and nine months ended September 30, 2016 and 2015, and compare its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same period. The following tables also provide a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our towage segment:

	Three Months Ended September 30,		% Change
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015
Revenues	5,345	10,808	(50.5)
Voyage expenses	(2,440)	(4,340)	(43.8)
Net revenues	2,905	6,468	(55.1)
Vessel operating expenses	(4,206)	(4,709)	(10.7)
Depreciation and amortization	(2,961)	(2,766)	7.0
General and administrative (1)	(859)	(2,670)	(67.8)
Loss from vessel operations	(5,121)	(3,677)	39.3
Calendar-Ship-Days
Owned Vessels	571	545	4.8

	Nine Months Ended September 30,		% Change
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015
Revenues	28,158	27,395	2.8
Voyage expenses	(10,239)	(7,632)	34.2
Net revenues	17,919	19,763	(9.3)
Vessel operating expenses	(13,015)	(9,157)	42.1
Time-charter hire expense	—	(662)	(100.0)
Depreciation and amortization	(8,614)	(5,488)	57.0
General and administrative (1)	(2,350)	(3,817)	(38.4)
(Loss) income from vessel operations	(6,060)	639	(1,048.4)
Calendar-Ship-Days
Owned Vessels	1,663	1,035	60.7
Chartered-in Vessels	—	19	—
Total	1,663	1,054	57.8

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our owned towing and offshore installation vessels increased for the three and nine months ended September 30, 2016 compared to the same periods last year, due to the acquisition of three vessels during the first quarter of 2015, two vessels during the second quarter of 2015, and one vessel during the third quarter of 2015. In addition, we took delivery of our first towage newbuild vessel in late-September 2016.

Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2016 from the same periods last year, mainly due to a decrease in rates and utilization for the towage vessel fleet due to volatility in the offshore market, partially offset by an increase in the fleet size.

Vessel operating expenses. Vessel operating expenses increased for the nine months ended September 30, 2016 from the same period last year, mainly due to the acquisition of the six towing and offshore installation vessels during 2015, an increase in repairs and maintenance expense due to engine overhauls on the ALP Winger and ALP Centre during the first quarter of 2016, and an increase in crew costs compared to the same period last year due to higher crew levels and a change in crew composition for the ALP Winger, ALP Guard and ALP Centre.

Time-Charter hire expense. Time-Charter hire expense decreased for the nine months ended September 30, 2016 from the same period last year, due to the in-chartering of one towing and offshore installation vessel during the first quarter of 2015.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the nine months ended September 30, 2016 compared to the same period last year, due to the acquisition of the six towing and offshore installation vessels during 2015.
Conventional Tanker Segment

As at September 30, 2016, our conventional tanker fleet consisted of two in-chartered conventional tankers. In March 2016, we terminated the time-charter contract of the Kilimanjaro Spirit with a subsidiary of Teekay Corporation and received an early termination fee of $4.0 million from Teekay Corporation. Subsequently, we sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers. The Kilimanjaro Spirit was renamed Blue Pride and the Fuji Spirit was renamed Blue Power. As part of the sales, we are in-chartering these vessels for three years with additional one-year extension options. One vessel is fixed on a two-year time-charter-out contract that commenced during the second quarter of 2016 and the other vessel is trading in the spot conventional tanker market.

In December 2015, we sold our 100% interest in SPT Explorer L.L.C. and Navigator Spirit L.L.C., which own the SPT Explorer and the Navigator Spirit conventional tankers, respectively, to Teekay Tankers Ltd.

The following tables present our conventional tanker segment’s operating results for the three and nine months ended September 30, 2016 and 2015, and compare its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our conventional tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,		% Change
	2016	2015
Revenues	3,531	8,006	(55.9)
Voyage expenses	(61)	(765)	(92.0)
Net revenues	3,470	7,241	(52.1)
Vessel operating expenses	—	(1,620)	(100.0)
Time-charter hire expenses	(4,171)	—	100.0
Depreciation and amortization	—	(1,676)	(100.0)
General and administrative (1)	(90)	(148)	(39.2)
(Loss) income from vessel operations	(791)	3,797	(120.8)
Calendar-Ship-Days
Owned Vessels	—	368	(100.0)
Chartered-in Vessels	184	—	100.0
Total	184	368	(50.0)

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2016	2015
Revenues	16,999	24,313	(30.1)
Voyage expenses	(1,348)	(1,980)	(31.9)
Net revenues	15,651	22,333	(29.9)
Vessel operating expenses	(1,439)	(4,508)	(68.1)
Time-charter hire expenses	(8,747)	—	100.0
Depreciation and amortization	—	(5,025)	(100.0)
General and administrative (1)	(262)	(907)	(71.1)
Income from vessel operations	5,203	11,893	(56.3)
Calendar-Ship-Days
Owned Vessels	160	1,092	(85.3)
Chartered-in Vessels	388	—	100.0
Total	548	1,092	(49.8)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our owned conventional tankers decreased for the three and nine months ended September 30, 2016 compared to the same periods last year, due to the sales of the Kilimanjaro Spirit and the Fuji Spirit conventional tankers in March 2016, and the SPT Explorer and the Navigator Spirit conventional tankers in December 2015.
The average number of our chartered-in conventional tankers increased for the three and nine months ended September 30, 2016 compared to the same periods last year, due to the in-chartering of the Blue Pride and Blue Power conventional tankers from March 2016.

Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2016, compared to the same periods last year, primarily due to:

•	decreases of $2.2 million and $6.6 million, respectively, for the three and nine months ended September 30, 2016, due to the sale of the SPT Explorer and Navigator Spirit in December 2015; and

•
net decreases of $1.6 million and $4.1 million, respectively, for the three and nine months ended September 30, 2016, due to the termination of the time-charter-out contracts of the Fuji Spirit and Kilimanjaro Spirit with a subsidiary of Teekay Corporation in December 2015 and March 2016, respectively, partially offset by revenue from earnings in a conventional tanker pool prior to the sale of the Fuji Spirit and revenue from earnings in the spot conventional tanker market and the time-charter-out of our in-chartered vessels, the Blue Pride and Blue Power, respectively, from March 2016;

partially offset by:

•
an increase of $4.0 million for the nine months ended September 30, 2016, relating to a termination fee received from Teekay Corporation due to the early termination of the time-charter-out contract of the Kilimanjaro Spirit in March 2016.

Vessel operating expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2016, compared to the same periods last year, primarily due to the sale of two conventional tankers in December 2015 and the sale of two additional conventional tankers in March 2016.

Time-Charter hire expense. Time-charter hire expense increased for the three and nine months ended September 30, 2016, compared to the same periods last year, due to the in-chartering of the Blue Pride and the Blue Power conventional tankers from March 2016.

Depreciation and amortization expense. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2016, compared to the same periods last year, due to the sale of the SPT Explorer and Navigator Spirit in December 2015, and the Kilimanjaro Spirit and Fuji Spirit classified as held for sale as at December 31, 2015 and subsequently sold in March 2016.
Other Operating Results
General and Administrative Expenses. General and administrative expenses decreased to $15.2 million and $43.5 million, respectively, for the three and nine months ended September 30, 2016, compared to $27.3 million and $58.4 million for the same periods last year. The decrease was due to lower management fees relating to our shuttle tanker and FSO segments primarily from our cost saving initiatives, a decrease in business development fees, and a decrease due to the strengthening of the U.S. Dollar compared to the same periods last year. Business development fees to Teekay Corporation during the three and nine months ended September 30, 2015 were $9.7 million, $2.2 million and $2.0 million, in connection with the acquisition of the Petrojarl Knarr FPSO unit, the six long-distance towing and offshore installation vessels, and the Arendal Spirit UMS. These decreases were partially offset by an increase in general and administrative costs due to the acquisition of the Petrojarl Knarr FPSO unit in July 2015, the commencement of the charter contract of the Arendal Spirit in June 2015, and an increase in certain services provided to us from Teekay Corporation.
Interest Expense. Interest expense increased to $35.4 million and $104.8 million, respectively, for the three and nine months ended September 30, 2016 from $33.6 million and $89.8 million for the same periods last year, primarily due to:

•	an increase of $9.2 million for the for the nine months ended September 30, 2016, due to the acquisition of the Petrojarl Knarr FPSO in July 2015;

•
an increase of $4.8 million for the nine months ended September 30, 2016, due to interest expense relating to the delay in delivery of our second UMS newbuilding up until its construction contract cancellation in late-June 2016;

•
increases of $2.1 million and $7.0 million, respectively, for the three and nine months ended September 30, 2016, due to interest expense incurred on a $100.0 million, six-month loan issued by Teekay Corporation to us in January 2016, which was refinanced on July 1, 2016 with a $200.0 million subordinated promissory note to Teekay Corporation due January 1, 2019;

•
an increase of $1.8 million for the three and nine months ended September 30, 2016 due to a non-cash guarantee fee associated with the long-term financing for the East Coast of Canada shuttle tanker newbuildings and certain of our interest rate swaps and cross currency swaps;

•
an increase of $1.5 million for the nine months ended September 30, 2016, mainly due to borrowings and loan costs relating to the six towing vessels (which delivered throughout the first seven months of 2015), the Arendal Spirit UMS (which commenced operations during the second quarter of 2015) and $30.0 million of senior secured bonds we issued in February 2015; and

•
an increase of $0.3 million for the three months ended September 30, 2016, due to higher interest rates on existing debt facilities, partially offset by lower debt balances compared to the same period last year;

partially offset by

•	a decrease of $1.8 million for the nine months ended September 30, 2016, due to the maturity of the Norwegian Kroner (or NOK) 500 million senior unsecure bond in January 2016;

•
a decrease of $1.3 million for the nine months ended September 30, 2016, due to lower debt balances, partially offset by higher interest rates on existing debt facilities compared to the same period last year;

•
decreases of $1.2 million and $3.9 million, respectively, for the three and nine months ended September 30, 2016, due to an increase in capitalized interest on our newbuildings, conversion and upgrade projects;

•
decreases of $1.2 million and $2.0 million, respectively, for the three and nine months ended September 30, 2016, due to the ineffective portion of unrealized gains incurred on interest rate swaps designated as cash flow hedges for the towage newbuildings; and

•
decreases of $0.5 million and $1.3 million, respectively, for the three and nine months ended September 30, 2016, relating to lower interest expense on our NOK bonds as a result of the depreciation of the NOK against the U.S. Dollar and a decrease in NIBOR; however, this decrease was offset by an increase in realized losses on cross currency swaps related to our NOK senior unsecured bonds, which losses are included in foreign currency exchange losses.

Realized and Unrealized Gains (Losses) on Derivatives. Net realized and unrealized gains (losses) on derivatives were $20.2 million and $(102.3) million, respectively, for the three and nine months ended September 30, 2016, compared to net realized and unrealized (losses) on derivatives of $(77.1) million and $(90.2) million, respectively, for the same periods last year.

During the three months ended September 30, 2016 and 2015, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $2.2 billion, with average fixed rates of approximately 3.3% and 3.2%, respectively. Short-term variable benchmark interest rates during the three months ended September 30, 2016 and 2015 were approximately 0.5% and 0.2%, respectively, and, as such, we incurred realized losses of $13.5 million and $15.9 million, respectively, during the three months ended September 30, 2016 and 2015, under the interest rate swap agreements.

During the nine months ended September 30, 2016 and 2015, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $2.2 billion and $1.9 billion, respectively, with average fixed rates of approximately 3.2% and 3.4%, respectively. Short-term variable benchmark interest rates during the nine months ended September 30, 2016 and 2015 were approximately 0.5% and 0.2%, respectively, and, as such, we incurred realized losses of $41.0 million and $45.4 million, respectively, during the nine months ended September 30, 2016 and 2015, under the interest rate swap agreements.

In addition, during the three and nine months ended September 30, 2015 we incurred realized losses on derivatives of $10.9 million, due to the early termination of an interest rate swap in the third quarter of 2015.

During the three and nine months ended September 30, 2016 and 2015, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures denominated in Norwegian Kroner, Euro and the Singapore Dollar.

The $97.3 million decrease in net realized and unrealized losses on derivatives for the three months ended September 30, 2016 was primarily due to a $75.3 million decrease in unrealized losses on interest rate swaps relating to an increase in long-term LIBOR benchmark rates as at September 30, 2016 relative to June 30, 2016 compared to a decrease in long-term LIBOR benchmark rates as at September 30, 2015 relative to June 30, 2015, a $10.9 million realized loss due to the early termination of an interest rate swap in the third quarter of 2015, a $6.5 million decrease in unrealized losses on foreign currency forward contracts resulting from the weakening of the U.S. Dollar against the Norwegian Kroner as at September 30, 2016 relative to June 30, 2016, compared to the strengthening of the U.S. Dollar against the Norwegian Kroner as at September 30, 2015 relative to June 30, 2015, a decrease in realized losses on interest rate swaps of $2.4 million, due to an increase in LIBOR during the third quarter of 2016 compared to the same period last year, and a $2.3 million decrease in realized losses on foreign currency forward contracts due to a decrease in the transfer of previously unrealized losses to realized losses during the third quarter of 2016 related to actual cash settlements.

The $12.1 million increase in net realized and unrealized losses on derivatives for the nine months ended September 30, 2016 was primarily due to a $45.5 million increase in unrealized losses on interest rate swaps relating to a higher decrease in long-term LIBOR benchmark rates as at September 30, 2016 relative to the beginning of 2016 compared to long-term LIBOR benchmark rates as at September 30, 2015 relative to the beginning of 2015, partially offset by a $14.7 million decrease in unrealized losses on foreign currency forward contracts resulting from the weakening of the U.S. Dollar against the Norwegian Kroner as at September 30, 2016 relative to the beginning of 2016, compared to the strengthening of the U.S. Dollar against the Norwegian Kroner as at September 30, 2015 relative to the beginning of 2015, a $10.9 million realized loss due to the early termination of an interest rate swap in the third quarter of 2015, a $4.4 million decrease in realized losses on interest rate swaps due to an increase in LIBOR during the nine months ended September 30, 2016 compared to the same period last year, and a decrease of $3.5 million in realized losses on foreign currency forward contracts due to a decrease in the transfer of previously unrealized losses to realized losses during the nine months ended September 30, 2016 related to actual cash settlements.

Equity Income (Loss). Equity income increased to $4.9 million and $13.8 million, respectively, for the three and nine months ended September 30, 2016, compared to ($7.1) million and $6.8 million for the same periods last year. The increase was primarily due to:

•
increases of $10.8 million and $6.3 million, respectively, for the three and nine months ended September 30, 2016, due to an increase in unrealized gains on derivative instruments in our investment in the Libra FPSO joint venture and the Itajai FPSO joint venture compared to the same periods last year;

•
increases of $0.5 million and $0.6 million, respectively, for the three and nine months ended September 30, 2016, mainly due to lower repairs and maintenance expenses compared to the same periods last year; and

•
increases of $0.3 million and $0.8 million, respectively, for the three and nine months ended September 30, 2016, due to lower interest expense compared to the same periods last year for the Itajai FPSO joint venture mainly due to lower debt balances;

partially offset by

•
a decrease of $0.6 million for nine months ended September 30, 2016, due to a decrease in revenues for the Itajai FPSO joint venture mainly due to lower production, the strengthening of the U.S. Dollar against the Brazilian Real and a lower maintenance bonus compared to the same period last year.

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains (losses) were $0.8 million and $(15.1) million for the three and nine months ended September 30, 2016, respectively, compared to $(10.3) million and $(16.6) million for the same periods last year. Our foreign currency exchange gains (losses) are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated net monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated net monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three and nine months ended September 30, 2016, foreign currency exchange gains (losses) include realized losses of $3.3 million and $41.3 million, respectively, (2015 - losses of $2.8 million and $7.2 million, respectively) and unrealized gains of $19.8 million and $58.3 million, respectively (2015 - losses of $32.6 million and $52.3 million, respectively) on the cross currency swaps and unrealized losses of $13.6 million and $61.8 million, respectively (2015 - gains of $28.7 million and $48.6 million, respectively), on the revaluation of the Norwegian Kroner denominated debt. During the nine months ended September 30, 2016, NOK 500 million of our senior unsecured bonds matured and we recorded a $32.6 million realized foreign currency exchange gain on the repayment of the bonds and a $32.6 million realized loss on the maturity of its associated cross currency swap. There were additional realized and unrealized foreign exchange losses of $2.1 million and $3.0 million, respectively, for the three and nine months ended September 30, 2016 (2015 - losses of $3.5 million and $5.7 million, respectively) on all other monetary assets and liabilities.

Other (expense) income - net. Other (expense) income - net was $(0.2) million and $(21.5) million for the three and nine months ended September 30, 2016, respectively, compared to $(0.4) million and $0.3 million for the same periods last year. The increase in other expenses for the nine months ended September 30, 2016 was mainly due to the cancellation of the UMS construction contracts, resulting in the recognition of an expense relating to estimated damages of $38.0 million, partially offset by a $14.5 million gain associated with the extinguishment of contingent liabilities relating to the UMS newbuildings and a $2.1 million gain relating to the reassessment of a contingent liability fair value associated with the Arendal Spirit UMS.

Income Tax Expense (Recovery). Income tax (expense) recovery was $(1.6) million and $2.7 million for the three and nine months ended September 30, 2016, respectively, compared to $5.5 million and $5.7 million for the same periods last year.

The increase in income tax expense for the three months ended September 30, 2016 and decrease in income tax recovery for the nine months ended September 30, 2016, compared to the same periods last year, was primarily due to the acquisition of the Petrojarl Knarr FPSO unit in July 2015, an income tax accrual for the Voyageur Spirit FPSO unit recorded during the three months ended September 30, 2016, due to expected taxable income and the utilization of prior year losses carried forward, and a withholding tax accrual recorded during the three months ended September 30, 2016, due to an estimated tax liability relating to our Singapore entities, partially offset by the reversal of an uncertain tax position as a result of receiving a favorable ruling during the nine months ended September 30, 2016. During the third quarter of 2015, as a result of the acquisition of the Petrojarl Knarr FPSO we decreased our deferred tax asset valuation allowance and increased our deferred tax recovery due to an expected increase in the utilization of Norwegian tax losses against anticipated earnings.
Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. Prior to the fourth quarter of 2015, the operating cash flow our vessels generated each quarter, excluding a reserve for maintenance capital expenditures and distributions on our preferred units, was generally paid out to our common unitholders within approximately 45 days after the end of each quarter. Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. We believe there is currently a dislocation in these markets relative to the stability of our businesses. Based on upcoming equity capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with the uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe that it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, in December 2015, we temporarily reduced our quarterly cash distributions to $0.11 per common unit, a level which we have maintained for the first three quarters of 2016, and our near-term business strategy is now primarily focused on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties.

Our primary liquidity needs for the remainder of 2016 and for 2017 are to pay existing committed capital expenditures, to settle claims and potential claims against us, and to make scheduled repayments of debt, in addition to paying debt service costs, quarterly distributions on certain of our outstanding common and preferred units, operating expenses and dry docking expenditures and funding general working capital requirements. We anticipate that our primary sources of funds for the remainder of 2016 and for 2017 will be cash flows from operations, bank debt, equity offerings and proceeds from the sale of certain assets.

During the second quarter of 2016, we completed a series of initiatives to manage our unfunded capital expenditures and upcoming debt maturities, including:

•
obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six previously un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	extending $75 million of the outstanding principal amount of an existing revolving credit facility financing for the Petrojarl Varg FPSO unit until late-2017;

•
extending the majority of the principal maturity payments to late-2018 for two of our existing Norwegian Kroner (or NOK) senior unsecured bonds, previously due in January 2017 and January 2018, and agreeing to pay a portion of the outstanding principal amount of these bonds in October 2016, October 2017 and January 2018;

•
agreeing with Teekay Corporation to pay-in-kind, all distributions on our common units to Teekay Corporation, including distributions to our general partner, in common units, instead of cash, until our NOK bonds maturing in 2018 have been fully repaid;

•
extending to January 2019 the maturity date of $200 million in obligations owing to Teekay Corporation under the terms of a subordinated promissory note, which bears interest at the rate of 10.0% per year;

•
issuing $200 million of equity, consisting of (i) $100 million of our 10.5% Series D Preferred Units (with a two-year option to pay quarterly distributions in common units rather than cash) plus 4.5 million warrants with an exercise price of $4.55 per common unit and 2.25 million warrants with an exercise price of $6.05 per common unit, and (ii) $100 million of common units at a price of $4.55 per unit;

•	cancelling, by our subsidiary Logitel, the shipbuilding contracts for the two remaining UMS newbuildings; and

•
amending the terms of certain interest rate swaps to defer the counterparties’ early termination options and extending and increasing the threshold of existing cross currency swaps related to our two NOK bonds that have been extended as part of these initiatives.

As part of completing the financing initiatives, we agreed to convert $46 million of face value of the $250 million of Series C Preferred Units for approximately 8.3 million common units and the remaining $204 million of outstanding Series C Preferred Units for 8.5 million of our newly-issued 8.60% Series C-1 Preferred Units that also include a two-year payment-in-kind option.

As part of the financing initiatives, Teekay Corporation provided financial guarantees to us for liabilities associated with the long-term debt financing relating to the East Coast of Canada newbuilding shuttle tankers and for certain of our interest rate swap and cross currency swap liabilities. The guarantees cover liabilities totaling up to $495 million and have been provided at no additional cost to us.

In addition, we are evaluating or pursuing a number of additional potential sources of financing to increase our available liquidity, including divesting of assets, issuing equity securities through our continuous offering program and accessing the unsecured bond market. There can be no assurance that any such financing will be available to us on acceptable terms, if at all.

Our ability to continue to expand the size of our fleet over the long-term is in part dependent upon our ability to continue to generate operating cash flow, particularly from our shuttle tanker fleet and FPSO units, obtain long-term bank borrowings and other debt, as well as our ability to raise debt or equity financing through either public or private offerings.

As at September 30, 2016, our total future remaining payments for vessels and newbuildings and committed conversions, including our 50% interest in the Libra FPSO conversion, were estimated to be approximately $759.5 million, consisting of $129.6 million (remainder of 2016), $559.3 million (2017) and $70.6 million (2018). Of this $759.5 million of future contractual obligations, we have pre-arranged undrawn financing of $524.8 million in place and therefore a remaining funding requirement of $164.1 million (2017) and $70.6 million (2018). We expect to manage these funding requirements from existing and expected liquidity.

Our revolving credit facilities and term loans are described in Item 1 - Financial Statements: Note 6. Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. We have two revolving credit facilities, of which one revolving credit facility is undrawn as at September 30, 2016, and five term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request us to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at our option. As at September 30, 2016, these ratios were estimated to range from 116% to 352% and exceeded the minimum ratios required. The vessel values used in calculating these ratios are appraised values provided by third parties where available, or are prepared by us based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS or FPSO markets could negatively affect these ratios. For debt covenant purposes, we need to maintain a minimum liquidity balance of 5% of total consolidated debt, which was approximately $160 million as at September 30, 2016. As at September 30, 2016, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at September 30, 2016, our total consolidated cash and cash equivalents were $222.9 million, compared to $258.5 million at December 31, 2015. Our total consolidated liquidity, including cash, cash equivalents and undrawn long-term borrowings was $398.1 million as at September 30, 2016, compared to $282.7 million as at December 31, 2015. The increase in liquidity was primarily due to: proceeds from the issuance and sale of Series D Preferred Units and common units as described above and as part of our continuous offering program; additional bank financings as described above; proceeds from the sale of the Navion Torinita, Fuji Spirit and Kilimanjaro Spirit; and a decrease in collateral on cross currency swaps; partially offset by the scheduled repayments or prepayments of outstanding term loans and NOK bonds; and payments for committed newbuildings and conversions (please read Item 1 - Financial Statements: Note 11. Commitments and Contingencies).

As at September 30, 2016, we had a working capital deficit of $386.3 million, compared to a working capital deficit of $504.5 million at December 31, 2015. Accrued liabilities increased mainly due to estimated potential damages relating to the cancellation of the two UMS newbuildings. The due to affiliates balance in current liabilities decreased mainly due to the refinancing of the $100 million convertible promissory note issued to Teekay Corporation in connection with the financing of the acquisition of the Petrojarl Knarr FPSO unit, and a $100 million six-month loan made by Teekay Corporation to us, with a $200 million long-term subordinated promissory note issued to Teekay Corporation by us, which matures in 2019. The current portion of derivative instruments in current liabilities decreased due to the amendment of terms of certain interest rate swaps to defer the counterparties’ early termination options and extend and increase the collateral threshold of existing cross currency swaps related to two of our NOK bonds as described above. The current portion of long-term debt increased mainly due to reclassifying two term loans maturing in the first half of 2017 to the current portion of long-term debt as at September 30, 2016, the drawdown of existing term loans to finance the installment payments on the four towing and offshore installation newbuildings, one of which delivered during September 2016, and the Petrojarl I FPSO unit upgrades and the reclassification of a portion of the term loan relating to the Gina Krog FSO conversion to current portion of long-term debt as at September 30, 2016, partially offset by the extension of $75 million of an existing revolving credit facility relating to the Petrojarl Varg FPSO unit, the repayment of NOK 500 million of one tranche of a NOK bond which matured and was paid in January 2016 and other debt repayments and prepayments during 2016. We expect to manage our working capital deficit primarily with net operating cash flow, issuing equity securities through our continuous offering program, debt refinancing, divesting assets and our existing liquidity.

The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Nine months ended September 30,
	2016	2015
Net cash flow from operating activities	274,070	283,344
Net cash flow from financing activities	(72,418)	269,798
Net cash flow used for investing activities	(237,253)	(554,222)

Operating Cash Flows.

Net cash flow from operating activities decreased to $274.1 million for the nine months ended September 30, 2016, from $283.3 million for the same period in 2015, primarily due to the redelivery of the Petrojarl Varg FPSO unit during 2016 and two shuttle tankers in 2015 and 2016, respectively, as they completed their time-charter-out agreements, increased repairs and maintenance expenses on our FPSO units and our shuttle tanker fleet, the expiration of a long-term shuttle tanker contract during 2015, the sale of a shuttle tanker and two conventional tankers during 2015, and two conventional tankers during 2016 which were subsequently chartered-in by us, the commencement of the FSO conversion of the Randgrid shuttle tanker during 2015, lower rates and utilization for our towage fleet and an increase in intercompany debt, partially offset by the acquisition of the Petrojarl Knarr FPSO unit during 2015, the unscheduled off-hire of the Piranema Spirit FPSO unit during 2015, the commencement of the charter contract for the Arendal Spirit UMS during 2015, the acquisition of six towage vessels during 2015, lower crew costs for our FPSO units, our shuttle tanker fleet and our FSO units, the commencement of the East Coast of Canada shuttle tanker contract in 2015, higher average rates and higher utilization from our shuttle tanker fleet and the redelivery of an in-chartered vessel by us to its owner in 2015.

The increase in non-cash working capital items for the nine months ended September 30, 2016 compared to the same period last year is primarily due to the timing of payments made to vendors and received from customers, partially offset by the timing of settlements of intercompany balances with related parties.

For a further discussion of changes in income statement items described above for our six reportable segments, please read “Results of Operations”.

Financing Cash Flows.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and prepayments of long-term debt, were $75.1 million for the nine months ended September 30, 2016, and $443.9 million for the same period in 2015. This decrease was mainly due to the drawdown of four new term loans and one existing revolving credit facility and the issuance of $30 million senior bonds during the nine months ended September 30, 2015 and the prepayment of two revolving credit facilities during the nine months ended September 30, 2016. We used the proceeds primarily to fund the final installment payment on the Arendal Spirit UMS and the delivery of six towing and offshore installation vessels, installment payments on the four towing and offshore installation newbuildings and upgrades on the Petrojarl I FPSO unit. The decrease was partially offset by the drawdowns of one new term loan and three existing term loans and a new $35 million tranche being added to an existing debt facility secured by two shuttle tankers during the nine months ended September 30, 2016 and a prepayment on a revolving credit facility during the nine months ended September 30, 2015. We used the proceeds primarily to fund the installment payments on the four towing and offshore installation newbuildings (including the final installment on the first towage newbuilding), three shuttle tanker newbuildings being constructed for the East Coast of Canada contract, upgrades on the Petrojarl I FPSO unit and the Gina Krog FSO conversion.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt increased to $314.7 million for the nine months ended September 30, 2016, from $251.6 million for the same period in 2015, mainly due to the maturity of a NOK 500 million tranche of our senior unsecured bonds in January 2016.

We purchased the Petrojarl Knarr FPSO unit from Teekay Corporation on July 1, 2015, as described in Item 1 - Financial Statements: Note 3. Dropdown Predecessor, for a cash payment of $112.7 million, net of $14.2 million of cash acquired.

During the three months ended September 30, 2016, we issued 3.7 million common units under our continuous offering program for net proceeds of approximately $21.4 million, including the general partner’s 2% proportionate capital contribution of $0.4 million and net of approximately $0.3 million of offering costs. The net proceeds from the issuance of these common units were used for general partnership purposes.

In June 2016, we issued 22.0 million common units in a private placement for net proceeds of approximately $99.5 million, including the general partner's 2% proportionate capital contribution. We used the proceeds for general partnership purposes including the funding of existing newbuilding installments and capital conversion projects.

In June 2016, we issued 4,000,000 of our 10.50% Series D Preferred Units to a group of investors for net proceeds of approximately $97.2 million. We also issued to these investors 4,500,000 warrants with an exercise price equal to the closing price of our common units on June 16, 2016, or $4.55 per unit and 2,250,000 warrants with an exercise price at a 33% premium to the closing price of our common units on June 16, 2016, or $6.05 per unit. We used the proceeds for general partnership purposes including the funding of existing newbuilding installments and capital conversion projects.

In July 2015, we completed a private placement of $250 million of our 8.60% Series C Preferred Units for net proceeds of approximately $249.8 million. We used the net proceeds from the issuance were used to partially fund the acquisition of the Knarr FPSO unit from Teekay Corporation and to fund installments for the three shuttle tanker newbuildings being constructed to service the East Coast of Canada contract.

In April 2015, we completed a public offering of $125 million of our 8.5% Series B Preferred Units, raising net proceeds of approximately $120.8 million. We used the net proceeds from the issuance were used for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and vessel acquisitions.

Cash distributions paid by us to our common and preferred unitholders and our general partner during the nine months ended September 30, 2016 and 2015 were $61.8 million and $176.6 million, respectively. The decrease in distributions to our common and preferred unitholders and our general partner was attributed to a decrease in the quarterly distribution paid on our common units during the first three quarters of 2016 to $0.11 per common unit compared to $0.5384 per common unit paid during the first three quarters of 2015 and the issuance of 2.0 million common units for a total value of $10.2 million, as a payment-in-kind for the distributions on our Series C-1 and D Preferred Units and our common units and general partner interest held by subsidiaries of Teekay Corporation for the distribution made during the third quarter of 2016, partially offset by an increase in the number of preferred units resulting from the issuance of 5.0 million Series B Preferred Units in April 2015 and 10.4 million Series C Preferred Units issued in July 2015 until their conversion to Series C-1 preferred units or common units in June 2016.

Cash distributions paid by our subsidiaries to non-controlling interests during the nine months ended September 30, 2016 and 2015 totaled $4.6 million and $13.5 million, respectively. The decrease in distributions paid by our subsidiaries to non-controlling interest was due to the timing of payments of cash distributions.

Subsequent to September 30, 2016, distributions of $16.1 million on our outstanding common units and general partner interest related to the third quarter of 2016 were declared of which $11.5 million relating to common units held by the public were paid in cash and $4.6 million relating to our common units and the general partner interest held by a subsidiary of Teekay Corporation were paid with our common units in place of cash on November 10, 2016. Subsequent to September 30, 2016, cash distributions of $5.4 million for our Series A and Series B Preferred Units relating to the third quarter of 2016 were declared and were paid on November 15, 2016. Subsequent to September 30, 2016, distributions of $7.0 million for our Series C-1 and Series D Preferred Units relating to the third quarter of 2016 were declared and were settled in the form of our common units on November 15, 2016.

Investing Cash Flows.

During the nine months ended September 30, 2016, net cash flow used for investing activities was $237.3 million, primarily relating to $238.3 million of expenditures for vessels and equipment, $52.9 million of investments in our joint ventures (including $56.2 million of cash investments partially offset by a $3.3 million construction credit received) and $1.5 million net investments in direct financing lease assets (including $5.9 million of investments in direct financing lease assets partially offset by $4.4 million received from leasing our direct financing lease assets), partially offset by $55.5 million from the sale of the Navion Torinita shuttle tanker and the Fuji Spirit and Kilimanjaro Spirit conventional tankers.

During the nine months ended September 30, 2015, net cash flow used for investing activities was $554.2 million, primarily relating to $563.3 million expenditures for vessels and equipment (including $213.3 million on the six towing and offshore installation vessels delivered in the nine months ended September 30, 2015, the $167.0 million final installment on the Arendal Spirit UMS, $60.2 million of upgrade costs on the Petrojarl I FPSO unit, $46.7 million on FSO conversion costs, the $33.2 million first installment payment on three newbuilding shuttle tankers, $28.8 million on various other vessel additions and installments of $14.1 million on the four newbuilding towing and offshore installation vessels) and $8.7 million of investments in our joint ventures, partially offset by proceeds of $8.9 million from the sale of the Navion Svenita shuttle tanker, $5.2 million for the repayment of advances from our joint venture and scheduled lease payments of $3.6 million received from leasing our direct financing lease assets.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2016:

		Balance
		of					Beyond
	Total	2016	2017	2018	2019	2020	2020
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Bond repayments (1)	300.0	—	—	—	300.0	—	—
Secured debt - scheduled repayments (1)	1,981.7	83.6	329.9	369.2	331.3	233.3	634.4
Secured debt - repayments on maturity	624.2	—	184.7	144.1	25.0	40.0	230.4
Chartered-in vessels (operating leases)	143.0	20.7	69.7	35.4	17.2	—	—
Acquisition of vessels and newbuildings and committed conversion costs (2)	759.5	129.6	559.3	70.6	—	—	—
Asset retirement obligation	21.3	—	—	—	—	21.3	—
Norwegian Kroner-Denominated Obligations
Long-term debt (3)	300.6	22.5	22.5	130.4	125.2	—	—
Total contractual obligations	4,130.3	256.4	1,166.1	749.7	798.7	294.6	864.8

(1)
Excludes expected interest payments of $23.0 million (remainder of 2016), $83.0 million (2017), $68.3 million (2018), $48.1 million (2019), $28.2 million (2020) and $51.5 million (beyond 2020). Expected interest payments are based on existing interest rates (fixed-rate loans) and LIBOR, plus margins which ranged between 0.30% and 4.00% (variable-rate loans) as at September 30, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.

(2)
Consists of the estimated remaining payments for the acquisition of three towing and offshore installation newbuildings, three shuttle tanker newbuildings, our 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit, and the FSO conversion for the Randgrid shuttle tanker. Please read Item 1 - Financial Statements: Note 11b, 11c, 11e, 11f and 11g - Commitments and Contingencies. We have pre-arranged undrawn financing of approximately $524.8 million relating to our capital expenditure commitments.

(3)
Norwegian Kroner-denominated bond repayments are based on the foreign exchange rate as at September 30, 2016 and exclude the impact of the cross-currency swaps. Excludes expected interest payments of $4.4 million (remainder of 2016), $16.2 million (2017), $15.3 million (2018) and $0.5 million (2019). Expected interest payments are based on NIBOR, plus margins which ranged between 4.25% and 5.75% as at September 30, 2016. The expected interest payments do not reflect the effect of related interest rate swaps and cross currency swaps that we have used as an economic hedge of certain of our Norwegian Kroner-denominated obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Part I, Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies in our Annual Report on Form 20-F for the year ended December 31, 2015.

Effective January 1, 2016, we changed the estimated useful lives of the unique shuttle tanker component of our vessels from 25 to 20 years based on the challenges that we have faced in utilizing this unique equipment during the current adverse market conditions in the energy sector and the other long-term factors associated with the global oil industry. In addition, for eight of our older shuttle tankers, we have changed the estimated useful life of the tanker component of the vessels from 25 to 20 years due to our outlook for the shuttle and conventional tanker market and based on our expected operating plans. Please read Item 1 - Financial Statements: Note 1 - Basis of Presentation.

At September 30, 2016, the shuttle tanker and towage segments had goodwill attributable to them. Based on conditions that existed at September 30, 2016, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects;

•	our near-term business strategy;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	potential offers of vessels and related contracts from Teekay Corporation and our accepting such offers;

•	acquisitions from third parties and obtaining offshore projects that we or Teekay Corporation bid on or may be awarded;

•
certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings, acquisitions, conversions and upgrades, including the towing and offshore installation vessel newbuildings, conversion of the Randgrid to an FSO unit to serve the Gina Krog oil and gas field, conversion of the Libra FPSO unit to serve the Libra field, the upgrade of the Petrojarl I FPSO unit and shuttle tanker newbuildings;

•	the timing of the Glen Lyon FPSO commencement of oil production and the number of shuttle tankers to serve this new CoA;

•	payment of additional consideration for our acquisitions of ALP and Logitel and the capabilities of the ALP vessels and the UMS;

•	the expectations as to the chartering of unchartered vessels, including three towing newbuildings and the seven on-the-water towing vessels;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timing of settlement of amounts due to and from affiliates;

•	the future valuation of goodwill;

•	our liquidity needs and anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our ability to refinance existing debt obligations, to raise additional debt and capital and to fund capital expenditures;

•	our compliance with covenants under our credit facilities;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner;

•	distributions on our common units and our ability to maintain or increase distributions in the future;

•	increasing the efficiency of our business and redeploying vessels as charters expire or terminate;

•
the outcome and cost of claims and potential claims against us, including claims and potential claims by Sevan, CeFront and COSCO relating to Logitel and cancellation of UMS newbuildings, and by Petrobras associated with the Piranema Spirit FPSO;

•	the outcome of the investigation into allegations of improper payments by one of our subsidiaries to Brazilian agents; and

•	our ability to pay dividends on our common units.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production, conversion or vessel delivery delays; the inability of the joint venture between Teekay Corporation and OOG to secure new Brazil FPSO projects that may be offered for sale to us; failure to obtain required approvals by the Conflicts Committee of our general partner to acquire other vessels or offshore projects from Teekay Corporation or third parties; our potential inability to raise financing to refinance debt maturities, fund existing projects or purchase additional vessels; our cash flows and levels of available cash, and the levels of cash reserves established by the board of directors of our general partners and required by any financing agreements; the effects of the issuance of additional common units and other equity securities on cash distributions; the outcome of discussions or legal action with Sevan, CeFront, COSCO, Petrobras and third parties relating to existing or potential claims; the outcome of discussions with QGEP, Damen and lenders of the Petrojarl I loan facility relating to the project delays in the delivery of the unit; our exposure to currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; potential inability to obtain charters related to the towage newbuildings; our ability to successfully operate in new markets, including the East Coast of Canada; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2015. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2016
PART I – FINANCIAL INFORMATION
ITEM 3    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR or NIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at September 30, 2016 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance							Fair
	of					There-		Value
	2016	2017	2018	2019	2020	after	Total	Liability	Rate (1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	75.5	499.0	488.2	329.3	247.7	733.1	2,372.8	2,248.4	2.8%
Variable Rate (NOK) (3)	22.5	22.5	130.4	125.2	—	—	300.6	260.1	6.1%
Fixed-Rate ($U.S.)	8.1	15.6	25.1	327.0	25.6	131.7	533.1	480.5	5.0%
Interest Rate Swaps:
Contract Amount (4)(5)	221.9	220.3	229.0	406.0	459.9	659.7	2,196.8	309.0	3.3%
Average Fixed Pay Rate (2)	2.5%	1.8%	1.8%	4.3%	2.9%	4.1%	3.3%
________________

(1)
Rate relating to long-term debt refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt. Rate relating to interest rate swaps refers to the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of September 30, 2016 ranged between 0.30% and 4.00% based on LIBOR and between 4.25% and 5.75% based on NIBOR.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)
Interest payments on NOK-denominated debt and interest rate swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars. Please see the table in the Foreign Currency Fluctuation Risk section below and read Item 1 - Financial Statements: Note 9. Derivative Instruments and Hedging Activities.

(4)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(5)
Includes six interest rate swaps, which as at September 30, 2016, had a total notional amount of $760.5 million and a total fair value liability of $248.6 million. In the second quarter of 2016, the early termination provisions of these interest rate swaps were extended from the second half of 2016 through the second half of 2017 to early-to-mid-2019.

Foreign Currency Fluctuation Risk

Our functional currency is the U.S. Dollar because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses, general and administrative expenses and a portion of our capital conversion and upgrade projects in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, the Australian Dollar, Brazilian Real, British Pound, Euro and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

We may continue to seek to hedge certain of our currency fluctuation risks in the future. At September 30, 2016, we were committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Average Forward Rate (1)	Expected Maturity		Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge
			2016	2017
			(in thousands of U.S. Dollars)
Norwegian Kroner	371,000	8.23	12,875	32,214	1,412
Euro	2,250	0.92	2,447	—	85
Singapore Dollar	14,026	1.35	10,361	—	(68)
			25,683	32,214	1,429

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
We incur interest expense on our NOK-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 1 – Financial Statements: Note 9. Derivative Instruments and Hedging Activities.
As at September 30, 2016, we were committed to the following cross currency swaps:

Notional Amount NOK (thousands)	Principal Amount USD (thousands)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability) (in thousands of U.S. Dollars)	Remaining Term (years)
		Reference Rate	Margin

600,000 (1)(2)	101,351	NIBOR	5.75%	8.84%	(30,393)	2.2
800,000 (1)(3)	143,536	NIBOR	5.75%	7.58%	(48,454)	2.3
1,000,000	162,200	NIBOR	4.25%	7.45%	(46,411)	2.3
					(125,258)

(1)	Notional amount reduces equally with NOK bond repayments.

(2)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million.

(3)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million.

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at September 30, 2016, we were not committed to any bunker fuel swap contracts.

ITEM 4 -    CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

During the nine months ended September 30, 2016, we completed the global implementation of an accounting system designed to improve the effectiveness and efficiency of our accounting and financial reporting processes. This accounting system was previously implemented in certain regions during 2012. Although this implementation changed certain specific activities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting. Other than this accounting system implementation, there have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the nine months ended September 30, 2016, that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2016
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
Occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
Please read Item 1 - Financial Statements: Note 11 - Commitments and Contingencies: Parts d), f) and h) for a description of certain potential claims and claims made against us.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K and below, you should carefully consider the risk factors discussed in Part I, Item 3. Key Information - Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our Report on Form 6-K for the quarterly period ended June 30, 2016 furnished to the SEC on August 15, 2016, which could materially affect our business, financial condition or results of operations.
Allegations of improper payments in and prior to 2006 may harm our reputation and business
In May 2016 in a plea bargain, a former executive of Transpetro, the transportation and logistics subsidiary of Petrobras, alleged that a subsidiary of ours, among a number of other shipping companies, purportedly made improper payments to local Brazilian agents. Such payments were alleged to have been made by the subsidiary between 2004 and 2006, prior to our initial public offering, in an aggregate amount of approximately 1.5 million Brazilian Reals (less than $0.5 million at the September 30, 2016 exchange rate). Although we believe we have robust anti-corruption programs in place, we have commenced an internal investigation to determine the veracity of these allegations. It is uncertain at this time how these allegations may affect us, if at all, including the possibility of penalties that could be assessed by the relevant authorities. In addition, any dispute with Petrobras in connection with this matter may adversely affect our relationship with Petrobras.
We may not have sufficient cash from operations to enable us to pay the current level of distributions on our units or to maintain or increase distributions
We have issued significant amounts of additional common units and other equity securities to finance vessel acquisitions and organic growth projects, to repay or refinance our debt obligations and to fund capital expenditures and estimated funding gaps, and we expect to issue additional common units or other equity securities in the future. The issuance of additional common units and other equity securities is dilutive to unitholders and increases the risk that we will not have sufficient available cash to maintain or increase cash distribution levels to our unitholders.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits
  None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188393) FILED WITH THE SEC ON MAY 7, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-193301) FILED WITH THE SEC ON JANUARY 10, 2014

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-196098) FILED WITH THE SEC ON MAY 20, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-197053) FILED WITH THE SEC ON JUNE 26, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206461) FILED WITH THE SEC ON AUGUST 19, 2015

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212782) FILED WITH THE SEC ON JULY 29, 2016

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213229) FILED WITH THE SEC ON AUGUST 22, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: November 16, 2016	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)